Exhibit 99.1

Notice of Annual and Special Meeting of the Shareholders and Management Proxy Circular of Silver Wheaton Corp. DATED: March 25, 2008

SILVER WHEATON CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of shareholders (the “Meeting”) of Silver Wheaton Corp. (the “Company”) will be held in Oceanview Suites 5 and 6 of the Pan Pacific Hotel, 300 – 999 Canada Place, Vancouver, British Columbia on May 14, 2008 at 2:00 p.m. (Vancouver time), for the following purposes:

(a)

To receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2007 and the report of the auditors thereon;

(b)

To elect the directors of the Company for the ensuing year;

(c)

To appoint Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

(d)

To consider and, if deemed appropriate, to pass, with or without variation, a resolution confirming a new general by-law for the Company, as more particularly described in the accompanying management information circular; and

(e)

To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders, and, for registered shareholders, a copy of the audited consolidated financial statements and MD&A of the Company for the financial year ended December 31, 2007.  Shareholders are able to request to receive copies of the Company’s annual and/or interim financial statements and MD&A on the form of proxy or voting instruction form, as applicable.  The audited consolidated financial statements and MD&A of the Company for the financial year ended December 31, 2007 will be sent to those shareholders who have previously requested to receive them.  Otherwise, they are available upon request to the Company or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.silverwheaton.com.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy or voting instruction form so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has by resolution fixed the close of business on March 25, 2008 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

The board of directors of the Company has by resolution fixed 2:00 p.m. (Vancouver time) on May 12, 2008, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting, as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent.

DATED at Vancouver, British Columbia this 25th day of March, 2008.

By Order of the Board of Directors

“Peter D. Barnes”

Peter D. Barnes

President and Chief Executive Officer

SILVER WHEATON CORP.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular is furnished to the holders of common shares (the “shareholders”) in connection with the solicitation of proxies by the management of Silver Wheaton Corp. (the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  References in this management information circular to the Meeting include any adjournment or adjournments thereof.  It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies.  The cost of solicitation will be borne by the Company.

The board of directors of the Company (the “Board”) has fixed the close of business on March 25, 2008 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of, and to vote at, the Meeting.  Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 2:00 p.m. (Vancouver time) on May 12, 2008, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this management information circular is as of March 25, 2008.  All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “C$”.  Any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of $1.0120.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers or directors of the Company.  A shareholder desiring to appoint some other person, who need not be a shareholder, to represent such shareholder at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 2:00 p.m. (Vancouver time) on May 12, 2008, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank.  The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (Silver Wheaton Corp. c/o Cassels Brock & Blackwell LLP, 40 King Street West, Suite 2100, Toronto, ON  M5H 3C2; Attention:  Paul Stein) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.  In accordance with applicable securities law requirements, the Company will have distributed copies of the notice of meeting, this management information circular and the form of proxy (which includes a place to request copies of the Company’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A) (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them.  Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders.  Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow.  Typically, the voting instruction form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information.  In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy.  In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M5A 4K9.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own.  Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided.  In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

Voting Securities and Principal Holders Thereof

As of March 25, 2008, 223,714,717 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding.  Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting.  The record date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting has been fixed at March 25, 2008.  In accordance with the provisions of the Business Corporations Act (Ontario), the Company will prepare a list of holders of Common Shares as of such record date.  Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting.  All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

Statement of Executive Compensation

The following table provides information for the three most recently completed financial years ended December 31, 2007 regarding compensation paid to or earned by the Company’s (i) President and Chief Executive Officer, (ii) Chief Financial Officer, (iii) Executive Vice President, Corporate Development, and (iv) Vice President, Legal (the “Named Executive Officers”).  For the financial year ended December 31, 2007, the Company did not have any other executive officers whose total salary and bonus exceeded C$150,000.

Summary Compensation Table (1)

		Annual Compensation			Long-Term Compensation			All Other Compensation ($)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Peter D. Barnes President and Chief Executive Officer	2007 2006 2005	581,900 317,277 (2) Nil	506,000 300,335 Nil	Nil Nil Nil	200,000 500,000 Nil	Nil Nil Nil	Nil Nil Nil	20,536 (3) 3,853 (3) Nil
Nolan Watson Chief Financial Officer	2007 2006 2005	227,700 106,756 (4) 63,191	253,000 128,715 30,034	Nil Nil Nil	100,000 Nil 115,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Randy Smallwood Executive Vice President, Corporate Development	2007 2006 2005	253,000 77,229 (5) 45,744 (6)	253,000 128,715 32,164	Nil Nil Nil	200,000 Nil 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael Johnson Vice President, Legal	2007 2006 2005	39,302 (7) N/A N/A	40,480 (7) N/A N/A	Nil N/A N/A	150,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A

(1)

All dollar amounts are expressed in United States dollars and have been converted from Canadian dollars at an exchange rate of $1.0120 for 2007, $0.8581 for 2006 and $0.8577 for 2005.

(2)

Mr. Barnes was appointed as President and Chief Executive Officer of the Company on April 20, 2006.

(3)

These amounts represent life insurance premiums paid by the Company on behalf of Mr. Barnes.

(4)

Mr. Watson was appointed as Chief Financial Officer of the Company on April 20, 2006.

(5)

Mr. Smallwood’s annual salary for the financial year ended December 31, 2006 was C$180,000, half of which was charged back to Goldcorp pursuant to a services agreement in place at that time.

(6)

Mr. Smallwood’s annual salary for the financial year ended December 31, 2005 was C$160,000, two-thirds of which was charged back to Goldcorp pursuant to a services agreement in place at that time.

(7)

Mr. Johnson was appointed as Vice President, Legal of the Company on October 30, 2007.  His 2007 base salary (C$225,000) and bonus were pro-rated for 2007.

Summary Compensation Table for Chief Executive Officer (1)

The following table provides information for the three most recently completed financial years ended December 31, 2007 regarding compensation paid to or earned by the President and Chief Executive Officer of the Company.

Peter D. Barnes	2007		2006		2005
President and Chief Executive Officer	($)		($)		($)

CASH
Base Salary	581,900		317,277	(2)	N/A
Cash Bonus	506,000		300,335		N/A
Total Cash	1,087,900		617,612		N/A

EQUITY
Stock Options	918,000	(3)	1,679,747	(4)	N/A
Total Equity	918,000		1,679,747		N/A

Total Direct Compensation	2,005,900		2,297,359		N/A

(1)

All dollar amounts are expressed in United States dollars and have been converted from Canadian dollars at an exchange rate of $1.0120 for 2007 and $0.8581 for 2006.

(2)

Based on an annual base salary of C$500,000 ($429,050).  This amount represents salary paid by the Company from April 20, 2006 to December 31, 2006.

(3)

Represents the Black Scholes value of options to purchase 200,000 Common Shares granted under the Company’s share option plan (the “Share Option Plan”) at an exercise price of C$12.60 per share.   These options vested as to 66,667 on February 21, 2008 and will vest as to 66,667 on February 21, 2009 and as to 66,666 on February 21, 2010.

(4)

Represents the Black Scholes value of options to purchase 500,000 Common Shares granted under the Share Option Plan at an exercise price of C$12.45 per share.   These options vested as to 166,667 on April 21, 2006 and as to 166,667 on April 21, 2007 and will vest as to 166,666 on April 21, 2008.

The following table provides information regarding the aggregate number and value of all Common Shares and stock options held by the President and Chief Executive Officer of the Company at December 31, 2007.

Common Shares		Exercisable Stock Options		Unexercisable Stock Options
Number	Value (C$)	Number	Value (C$)	Number	Value (C$)

87,000	1,461,600	683,334	6,192,503	366,666	1,564,997

Chief Executive Officer Investment Requirements

The Board has implemented a policy which requires the Chief Executive Officer of the Company to hold a minimum of 20,000 Common Shares, with a current value of approximately C$340,000.  This requirement must be maintained throughout his tenure as Chief Executive Officer.  Mr. Barnes holds 87,000 Common Shares, with a value of C$1,461,600 as at December 31, 2007.

The Company does not have any supplemental executive retirement plans.

Stock Options

The following table provides details of stock options granted to the Named Executive Officers during the financial year ended December 31, 2007 pursuant to the Share Option Plan.

Option Grants During the Financial Year Ended December 31, 2007

Name	Securities Under Options Granted (#) (1)	Percent of Total Options Granted to Employees in Financial Year (2)	Exercise or Base Price (C$/Security)	Market Value of Securities Underlying Options on the Date of Grant (C$/Security) (3)	Expiration Date
Peter D. Barnes	200,000 (4)	21%	12.60	12.60	February 21, 2012
Nolan Watson	100,000 (5)	11%	12.60	12.60	February 21, 2012
Randy Smallwood	200,000 (4)	21%	12.60	12.60	February 21, 2012
Michael Johnson	150,000 (6)	16%	15.83	15.83	November 5, 2012

(1)

The class of securities underlying all stock options is Common Shares.

(2)

Based on the total number of options granted pursuant to the Share Option Plan during the financial year ended December 31, 2007 of 945,000.

(3)

The exercise price of options is determined based on the closing price of the Common Shares on the Toronto Stock Exchange (the “TSX”) on the last trading day prior to the date of grant in accordance with the terms of the Share Option Plan.

(4)

These options vested as to 66,667 on February 21, 2008 and will vest as to 66,667 on February 21, 2009 and as to 66,666 on February 21, 2010.

(5)

These options vested as to 33,334 on February 21, 2008 and will vest as to 33,334 on February 21, 2009 and as to 33,333 on February 21, 2010.

(6)

These options vested as to 50,000 on November 5, 2007 and will vest as to 50,000 on November 5, 2008 and as to 50,000 on November 5, 2009.

The following table provides details regarding stock options exercised by the Named Executive Officers during the financial year ended December 31, 2007 and year-end option values.

Aggregated Option Exercises During the Financial Year Ended December 31, 2007

and Year-End Option Values

			Unexercised Options at December 31, 2007		Value of Unexercised in-the-money Options at December 31, 2007 (1)
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (C$)	Exercisable (#)	Unexercisable (#)	Exercisable (C$)	Unexercisable (C$)
Peter D. Barnes	50,000	660,500	683,334	366,666	6,192,503	1,564,997
Nolan Watson	43,300	348,207	21,700	100,000	233,709	420,000
Randy Smallwood	Nil	N/A	300,000	200,000	3,787,000	840,000
Michael Johnson	Nil	N/A	50,000	100,000	48,500	97,000

(1)

Calculated using the closing price of the Common Shares on the TSX on December 31, 2007 of C$16.80 less the exercise price of in-the-money stock options.  These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Total Compensation

During the financial year ended December 31 2007, the Named Executive Officers earned a total of $2,154,382 in salaries and bonuses.  In addition, the Named Executive Officers were granted an aggregate of 650,000 stock options in 2007, with a Black Scholes value of $2,807,480.  The Company reported $91,862,000 in net income in 2007.  As a result, the cost of the total compensation paid to the Named Executive Officers as a percentage of the total profits or net income of the Company for 2007 was 2.3% using salaries and bonuses and 5.4% using salaries, bonuses and the Black Scholes value attributed to the options.

Employment Agreements

The Company has entered into employment agreements with each of its Named Executive Officers.

Peter D. Barnes

Mr. Barnes’ employment agreement provides for a severance payment of three years’ salary, plus the greater of three times his annual bonus at target or three times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of three years or until Mr. Barnes receives comparable benefits from another source, to be paid if he is (a) dismissed without cause or (b) there is a change of control of the Company (a “Change of Control” as defined below) and either (i) Mr. Barnes elects in writing to terminate his employment within 120 days from the date of such Change of Control, or (ii) within six months of such Change of Control Mr. Barnes elects to terminate his employment as a result of certain events occurring, including a material decrease in any of Mr. Barnes’ duties, powers, rights, discretion, salary or benefits or a material change in location of Mr. Barnes’ principal place of employment compared with his principal place of employment prior to the Change of Control.

Messrs. Watson, Smallwood and Johnson

The employment agreement for each of Messrs. Watson, Smallwood and Johnson provides for a severance payment of two years’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of two years or until he receives comparable benefits from another source, to be paid if he is (a) dismissed without cause or (b) there is a Change of Control and within six months of such Change of Control (i) the Company gives notice of its intention to terminate Messrs.

Watson, Smallwood or Johnson, as the case may be, for any reason other than just cause, or (ii) Messrs. Watson, Smallwood or Johnson, as the case may be, elects to terminate his employment as a result of certain events occurring to him, including a material decrease in his duties, powers, rights, discretion, salary or benefits, a diminution of title, a change in the person to whom he reports, a material change in his hours, a material increase in the amount of travel required or a change in location of his principal place of employment to a location greater than 100 kilometres from his principal place of employment prior to the Change of Control.

“Change of Control”

A “Change of Control” is defined in such employment agreements as (a) less than 50% of the Board being comprised of (i) directors of the Company at the time the respective agreements are entered into or (ii) any director who subsequently becomes a director with the agreement of at least a majority of the members of the Board at the time the agreement was entered into; (b) the acquisition by any person or persons acting jointly and in concert of 40% or more of the issued and outstanding Common Shares; or (c) the sale by the Company of property or assets aggregating more than 50% of its consolidated assets or which generate more than 50% of its consolidated operating income or cash flow during the most recently completed financial year or during the current financial year.

Other than described above, the Company and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company and its subsidiaries, from a change of control of the Company and its subsidiaries or a change in the Named Executive Officers’ responsibilities following a change of control.

Services Agreement

Pursuant to an interim services agreement, as amended (the “Services Agreement”) between the Company and Goldcorp (Park Place, Suite 3400, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8), the Company has agreed to reimburse Goldcorp for services provided by Goldcorp to the Company.  These services included a portion of Goldcorp’s office facilities for the first nine months of 2007 and continue to include certain administrative services provided by Goldcorp personnel.  This services fee is calculated monthly based on actual time and other expenses incurred by Goldcorp on the Company’s behalf.  The Services Agreement is in effect until September 30, 2008 and may be terminated at any time by the Company upon 30 days notice.  During the financial year ended December 31, 2007, the Company paid Goldcorp an aggregate of $193,300 for reimbursement of expenses paid on the Company’s behalf under the Services Agreement.

The following individuals were informed persons of Goldcorp during the financial year ended December 31, 2007:  John Allan (British Columbia), Gerry Atkinson (British Columbia), John P. Bell (British Columbia), Lawrence I. Bell (British Columbia), Beverley A. Briscoe (British Columbia), Robert Bryson (British Columbia), George Burns (Ontario), Julio Carvalho (Brazil), David Deisley (British Columbia), Peter J. Dey (Ontario), Lindsay A. Hall (British Columbia), Rohan Hazelton (British Columbia), Douglas M. Holtby (British Columbia), Charles A. Jeannes (British Columbia), Wendy Louie (British Columbia), Eduardo Luna (Mexico), C. Kevin McArthur (Nevada, United States), Ronald McLean (British Columbia), Tim Miller (Guatemala), Barry Olson (Mexico), Mark Olson (British Columbia), Steve P. Reid (British Columbia), P. Randy Reifel (British Columbia), Charlie Ronkos (Reno, Nevada), A. Dan Rovig (Nevada, United States), Paula Rogers (British Columbia), Colette Rustad (British Columbia), Mark A. Ruus (British Columbia), Cheryl A. Sedestrom (Reno, Nevada), Ian W. Telfer (British Columbia), Anna M. Tudela (British Columbia), Jeff Wilhoit (British Columbia) and Kenneth F. Williamson (Ontario).

Compensation of Directors

Standard Compensation Arrangements

The Board meets annually to review the adequacy and form of directors’ compensation.  For the financial year ended December 31, 2007, each non-executive director of the Company received (i) an annual retainer fee of C$40,000, paid C$10,000 quarterly, and (ii) meeting fees of C$1,000 for each Board or committee of the Board meeting attended in person or by teleconference.  The Lead Director of the Board (currently, Wade D. Nesmith) and the Chairman of the Audit Committee (currently, John A. Brough) each receives an additional C$15,000 per year.  The Chairman of the Compensation Committee (currently, Peter Gillin) and the Chairman of the Corporate Governance and Nominating Committee (currently, Wade Nesmith) each receives an additional C$7,500 per year.  In addition, in connection with the Peñasquito transaction between the Company and Goldcorp, the Company formed an independent special committee of the Board.  Each Special Committee member (John A. Brough and Wade D. Nesmith) received a one time fee of C$15,000 and the Chair of the Special Committee (R. Peter Gillin) received a one time fee of C$22,500.

In the event that any director of the Company only serves as such for part of a year, they receive such compensation pro rata.

During the financial year ended December 31, 2007, an aggregate of C$405,833 was paid in cash and C$268,009 was paid in Restricted Share Rights, an aggregate of 20,000 Restricted Share Rights having been granted to the five independent directors (Messrs. Bell, Brough, Gillin, Holtby, and Nesmith) and 1,333 Restricted Share Rights having been granted to the Chairman of the Board (Mr. Luna).

The following table provides details regarding compensation paid to the Company’s directors during the financial year ended December 31, 2007.

Name	Board Annual Retainer C($)	Audit Committee Chair Retainer C($)	Compensation Committee Chair Retainer C($)	Corporate Governance and Nominating Committee Chair Retainer C($)	Lead Director Retainer C($)	Special Committee Attendance Fee C($)	Aggregate Board Attendance Fee C($)	Aggregate Committee Attendance Fee C($)	Total Fees Paid in Cash C($)	Restricted Share Rights C($)	Total Fees C($)
Peter D. Barnes	-	-	-	-	-	-	- (based on 13 Board meetings attended)	-	-	-	-
Lawrence I. Bell	40,000	-	-	-	-	-	12,000 (based on 12 Board meetings attended)	6,000 (based on 6 committee meetings attended)	58,000	50,400 (1)	108,400
John A. Brough	40,000	15,000	-	-	-	15,000	13,000 (based on 13 Board meetings attended)	9,000 (based on 9 committee meetings attended)	92,000	50,400 (1)	142,400
Douglas M. Holtby	40,000	-	-	-	-	-	12,000 (based on 12 Board meetings attended)	1,500 (based on 2 committee meetings attended)	53,500	50,400 (1)	103,900
R. Peter Gillin	40,000	-	7,500	-	-	22,500	13,000 (based on 13 Board meetings attended)	10,500 (based on 12 committee meetings attended)	93,500	50,400 (1)	143,900
Eduardo Luna	23,333	-	-	-	-	-	6,000 (based on 13 Board meetings attended, 7 of which the Company was not required to pay an attendance fee for)	0 (based on 0 committee meetings attended)	29,333	16,009 (2)	45,342
Wade D. Nesmith	40,000	-	-	7,500	15,000	15,000	13,000 (based on 13 Board meetings attended)	4,000 (based on 6 committee meetings attended)	94,500	50,400 (1)	144,900

(1)

Each of Messrs. Bell, Brough, Gillin, Holtby and Nesmith were granted 4,000 Restricted Share Rights on February 21, 2007 at a deemed price of C$12.60 per share with restricted periods expiring as to 1,334 on February 21, 2008, as to 1,333 on February 21, 2009 and as to 1,333 on February 21, 2010.

(2)

Mr. Luna was granted 1,333 Restricted Share Rights on September 1, 2007 at a deemed price of C$12.01 per share with restricted periods expiring as to 445 on February 21, 2008, as to 444 on February 21, 2009 and as to 444 on February 21, 2010.

Other Arrangements

None of the directors of the Company were compensated in their capacity as a director by the Company during the financial year ended December 31, 2007 pursuant to any other arrangement or in lieu of any standard compensation arrangement.

Compensation for Services

None of the directors of the Company were compensated for services as consultants or experts during the financial year ended December 31, 2007.

Directors’ and Officers’ Liability Insurance

The Company has purchased, for the benefit of the Company, its subsidiary and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or its subsidiary.  The following are particulars of such insurance for the financial year ended December 31, 2007:

(a)

the total amount of insurance is $30,000,000 and, subject to the deductible portion referred to below, up to the full face amount of the policy is payable, regardless of the number of directors and officers involved;

(b)

the total cost for directors and officers liability insurance during 2007 was $368,500.  The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)

the policy provides for deductibles as follows:

(i)

with respect to the directors and officers there is no deductible applicable; and

(ii)

with respect to reimbursement of the Company there is a deductible per claim of $500,000 for securities claims and $250,000 for all other claims.

Retirement Policy for Directors

The Company does not have a retirement policy for its directors.

Composition of the Compensation Committee

The Compensation Committee is composed of three independent directors of the Company.  At December 31, 2007, the members of the Compensation Committee were R. Peter Gillin (Chairman), Douglas M. Holtby and Wade D. Nesmith.

Report on Executive Compensation

Overall Compensation Philosophy

The following principles guide the Company’s overall compensation philosophy:

(a)

compensation is determined on an individual basis by the need to attract and retain talented, high achievers;

(b)

calculating total compensation is set with reference to the market for similar jobs in similar locations;

(c)

an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;

(d)

internal equity is maintained such that individuals in similar jobs and locations are treated fairly; and

(e)

the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.

Compensation Committee Mandate

The Compensation Committee is established by the Board to assist the Board in fulfilling its responsibilities relating to human resources and compensation issues and to establish a plan of continuity for executive officers.  The Compensation Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance of executive officers of a quality and nature that will enhance the sustainable profitability and growth of the Company.

The Compensation Committee reviews and recommends the compensation philosophy and guidelines for the Company which include reviewing the compensation philosophy and guidelines for executive officers, for recommendation to the Board for its consideration and approval.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer.  It then submits to the Board recommendations with respect to the basic salary, bonus and participation in share compensation arrangements for each executive officer.  In February 2008, the Compensation Committee received a presentation from Mercer Human Resource Consulting (“Mercer”) regarding the current executive compensation environment, practices in today’s market and investor expectations.  After reviewing the matters discussed in Mercer’s presentation, discussing various factors with both management and peers in the industry, and receiving recommendations from the Chief Executive Officer for 2007 bonuses and 2008 salaries for executive officers, the Compensation Committee made its recommendations to the Board for approval.

The Compensation Committee’s mandate with Mercer was established in November 2006.  The Compensation Committee will agree annually, and on an as-needed basis, with input from management and Mercer, on the specific work to be undertaken by the consultant for the Compensation Committee and the fees associated with such work.  All services provided by Mercer to the Company, beyond Mercer’s role as advisor to the Compensation Committee, will require written pre-approval by the Chairman of the Compensation Committee outlining the scope of work and related fees.  The Compensation Committee will not approve any such work that, in its view, could compromise Mercer’s independence as advisor to the Compensation Committee.  The Compensation Committee will disclose annually in its management information circular the work done by and the fees paid to Mercer for all work done for the Compensation Committee and any other work the Compensation Committee has approved.

During the financial year ended December 31, 2007, Mercer’s fees as the Compensation Committee’s advisor totaled approximately C$7,741.

Base Salary

In determining the base salary of an executive officer, the Compensation Committee’s practice in recent years has been to consider the recommendations made by the Chief Executive Officer and then retain Mercer to review and summarize the Chief Executive Officer’s recommendations as well as the previous year’s remuneration paid to executives with similar titles at a comparator group of companies in the marketplace, based on sector and market capitalization.  To date, the Compensation Committee has recommended to the Board that the executive officers receive base salaries that are typically on the lower end of the comparator group and bonuses and equity compensation that are typically on the higher end of the comparator group. In determining the base salary to be paid to a particular executive officer, the Compensation Committee also considers the particular responsibilities related to the position, the experience level of the executive officer, and his or her past performance at the Company.

Bonus Payments

Executive officers are eligible for annual cash bonuses, after taking into account and giving varying degrees of weight, depending on the relevance of these factors to the particular executive officer, to the following indicators of Company and individual performance:

(a)

relative stock performance;

(b)

value of transactions completed;

(c)

relative change in annual silver sales;

(d)

relative change in cash flow per share;

(e)

performance against budget;

(f)

expense control;

(g)

performance factors; and

(h)

other exceptional or unexpected factors.

In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for commodities such as silver.  When applying the financial performance criteria, the Compensation Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company.  In determining payout amounts, significant weight is given to market comparable information provided to the Compensation Committee by Mercer.

With respect to the financial year ended December 31, 2007, bonuses were awarded to the following executive officers of the Company:

Name of Officer	Title of Officer	Bonus Amounts (C$)

Peter D. Barnes	President and Chief Executive Officer	500,000
Nolan Watson	Chief Financial Officer	250,000
Randy Smallwood	Executive Vice President, Corporate Development	250,000
Michael Johnson	Vice President, Legal	40,000
		1,040,000

Long-Term Incentives

It is the compensation philosophy of the Company to provide a market-based blend of base salaries, bonuses and an equity incentive component in the form of options.  Base salaries have been at the relatively low end of the scale compared to industry peers with a greater emphasis placed on bonuses and options.  The Company believes that the bonus and options component serves to further align the interests of management with the interests of the Company’s shareholders.

During the financial year ended December 31, 2007, the Board, on the recommendation of the Compensation Committee after considering market trends and the number of stock options currently held by each executive officer, granted stock options to executive officers of the Company as follows:

Name of Officer	Title of Officer	Number of Options

Peter D. Barnes	President and Chief Executive Officer	200,000	(1)
Nolan Watson	Chief Financial Officer	100,000	(1)
Randy Smallwood	Executive Vice President, Corporate Development	200,000	(1)
Michael Johnson	Vice President, Legal	150,000	(2)
		650,000

(1)

These stock options vested as to one-third on February 21, 2008 and will vest as to one-third on February 21, 2009 and as to one-third on February 21, 2010.

(2)

These stock options vested as to one-third on November 5, 2007 and will vest as to one-third on November 5, 2008 and as to one-third on November 5, 2009.

Chief Executive Officer Compensation

The Compensation Committee:

(a)

periodically reviews the terms of reference for the Company’s Chief Executive Officer and recommends any changes to the Board for approval;

(b)

reviews corporate goals and objectives relevant to the compensation of the Chief Executive Officer and recommends them to the Board for approval;

(c)

leads the annual Chief Executive Officer review/evaluation process and reports the results of the process to the Board;

(d)

based on the results of the Chief Executive Officer’s evaluation, recommends Chief Executive Officer compensation to the Board for approval; and

(e)

reviews, and if appropriate recommends to the Board for approval, any agreements between the Company and the Chief Executive Officer, including those addressing retirement, termination of employment or other special circumstances, as appropriate.

The components of the Chief Executive Officer’s compensation are the same as those set out above which apply to the other senior executive officers of the Company, namely base salary, bonus and long-term incentives in the form of stock options.  The Chairman of the Compensation Committee presents the recommendations of the Compensation Committee to the Board with respect to the Chief Executive Officer’s compensation.

In setting the Chief Executive Officer’s base salary, the Compensation Committee received recommendations from Mercer, an independent compensation consulting firm, reviewed salaries paid to other senior officers in the Company, salaries paid to other chief executive officers in the industry and the Chief Executive Officer’s impact on the achievement of the Company’s objectives for the previous financial year.  The Compensation Committee was satisfied that all such recommendations comply with the Compensation Committee’s policy which is both motivational and competitive to put the Company in a position to attract, retain and inspire performance of executive officers of a quality and nature that will enhance the sustainable profitability and growth of the Company.

Mr. Barnes’ bonus was determined by taking into account the following performance factors:  (a)  relative stock performance; (b) value of transactions completed; (c) relative change in annual silver sales; (d) relative increase/decrease in cash flow per share; (e) performance against budget; (f) expense control; and (g) performance factors. When the value attributed to each of the performance goals was calculated, the Chief Executive Officer’s bonus was set at C$500,000.

The foregoing report has been submitted by:

R. Peter Gillin (Chairman)

Douglas M. Holtby

Wade D. Nesmith

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on August 31, 2003 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Capped Diversified Metals and Mining Index for the five most recently completed financial periods of the Company, assuming the reinvestment of all dividends.

(in C$)	Aug/03	Aug/04	Dec/04	Dec/05	Dec/06	Dec/07
Silver Wheaton Corp.	100.00	2,700.00	3,800.00	6,750.00	12,220.00	16,800.00
S&P/TSX Composite Index	100.00	113.00	125.57	155.86	182.77	200.74
S&P/TSX Capped Diversified Metals and Mining Index	100.00	146.05	175.86	258.88	439.54	527.56

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the financial year ended December 31, 2007.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by securityholders	3,151,095	C$8.12	4,694,606
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	3,151,095	C$8.12	4,694,606

(1)

Represents the number of Common Shares reserved for issuance upon exercise of outstanding options and Restricted Share Rights.

(2)

Based on the maximum number of Common Shares reserved for issuance upon exercise of options under the Share Option Plan of 11,460,000 and upon exercise of Restricted Share Rights under the Restricted Share Plan (as defined herein) of 2,000,000.

Share Option Plan

The Share Option Plan is designed to advance the interests of the Company by encouraging eligible participants, being employees, officers, directors and consultants, to have equity participation in the Company through the acquisition of Common Shares.  The Share Option Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on December 8, 2004 and was since amended by shareholders of the Company on April 26, 2007.  A copy of the Share Option Plan, as amended, is available under the Company’s profile on SEDAR at www.sedar.com.

The Company had 223,466,617 issued and outstanding Common Shares on March 1, 2008 and the aggregate maximum number of Common Shares that may be reserved for issuance under the Share Option Plan is 11,460,000, representing approximately 5% of the Company’s issued and outstanding Common Shares.  As at March 1, 2008, options to purchase an aggregate of 3,857,701 Common Shares, representing approximately 1.7% of the issued and outstanding Common Shares, are currently outstanding under the Share Option Plan and 5,727,299 Common Shares have been issued upon exercise of options granted under the Share Option Plan.  This leaves 1,875,000 Common Shares, representing approximately 0.8% of the issued and outstanding Common Shares, available for issuance under the Share Option Plan.  Any options granted under the Share Option Plan and which have been cancelled or terminated in accordance with the terms of the Share Option Plan without having been exercised will again be available for re-granting under the Share Option Plan.  However, any options granted under the Share Option Plan and exercised will not be available for re-granting under the Share Option Plan.

The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Share Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding.  The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Share Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding.  The aggregate maximum number of Common Shares reserved for issuance to any one person pursuant to the Share Option Plan is 5% of the total number of Common Shares then outstanding.

Options granted under the Share Option Plan have an exercise price of not less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date on which the option is granted and are exercisable for a period not to exceed ten years.  The vesting of stock options is at the discretion of the Board, however, Options are always granted subject to vesting requirements and for a period not to exceed five years, and at December 31, 2007, 1,639,999 of the outstanding options remained unvested.  In the event of a change of control, all outstanding unvested options will become immediately exercisable notwithstanding any vesting provisions.  Options granted under the Share Option Plan are not transferable or assignable and will cease to be exercisable:  (i) within a period of 30 days following the termination of an optionee’s employment or upon retirement, subject to the Board’s discretion; and (ii) within a period of time following the death of an optionee in the discretion of the Board, not to exceed 12 months following the date of death.

The Board may from time to time amend or revise the terms of the Share Option Plan or discontinue it subject to the requisite optionholder, shareholder and regulatory approvals prescribed by the Share Option Plan and applicable laws and regulations.

Restricted Share Plan

The Company’s restricted share plan (the “Restricted Share Plan”) was approved by the Company’s shareholders at the annual and special meeting of shareholders held on May 17, 2005.  A copy of the Restricted Share Plan is available under the Company’s profile on SEDAR at www.sedar.com.

The Restricted Share Plan provides that restricted share rights (the “Restricted Share Rights”) may be granted by a committee (the “Committee”) which administers the Restricted Share Plan to employees, officers, directors and consultants of the Company as a discretionary payment in consideration of past services to the Company.  The current intention of the Company is to use the Restricted Share Plan for grants of Restricted Share Rights to the non-executive directors of the Company as part of their annual retainer.  See “Compensation of Directors” above for details.  The aggregate maximum number of Common Shares that may be reserved for issuance under the Restricted Share Plan is 2,000,000, representing approximately 0.9% of the issued and outstanding Common Shares.  An aggregate of 69,394 Restricted Share Rights, representing approximately 0.03% of the issued and outstanding Common Shares, are currently outstanding under the Restricted Share Plan and 5,000 Common Shares have been issued upon expiry of restricted periods attached to outstanding Restricted Share Rights granted under the Restricted Share Plan.  This leaves 1,925,606 Restricted Share Rights, representing approximately 0.86% of the issued and outstanding Common Shares, available for issuance under the Restricted Share Plan.  The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.  The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

A Restricted Share Right is exercisable into one Common Share on the later of: (i) the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Committee (“Restricted Period”); and (ii) a date determined by an eligible participant that is after the Restricted Period and before a participant’s retirement date or termination date (a “Deferred Payment Date”).

Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time.  Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to change the maximum number of Common Shares issuable under the Restricted Share Plan and to change the provisions relating to insider restrictions.  All other amendments to the Restricted Share Plan may be made by the Board without obtaining shareholder approval, such amendments including an amendment to the restricted period of a Restricted Share Right or an amendment to the termination provisions of a Restricted Share Right.

Canadian participants seeking, for tax reasons, to set a Deferred Payment Date must give the Company at least 60 days notice prior to the expiration of the Restricted Period in order to effect such change.  Participants electing to change a Deferred Payment Date must give the Company prior written notice not later than 60 days prior to the Deferred Payment Date.

In the event of a participant’s retirement or termination during a Restricted Period, any Restricted Share Rights automatically terminate, unless otherwise determined by the Committee.  In the event of the retirement or termination after the Restricted Period and prior to any Deferred Payment Date, any Restricted Share Rights will be immediately exercised without any further action by the participant and the Company will issue Restricted Shares and any dividends declared but unpaid to the participant.  In the event of death or disability, such Restricted Share Rights will be immediately exercised.

If a participant holds Restricted Share Rights that are subject to a Restricted Period, the Committee will have the discretion to pay a participant cash equal to any cash dividends declared on the Common Shares at the time such dividends are ordinarily paid to holders of the Common Shares.  The Company will pay such cash dividends, if any, to those participants that hold Restricted Share Rights that are no longer subject to a Restricted Period and are exercisable at a Deferred Payment Date.

In the event of a change of control, all Restricted Share Rights will be immediately exercised notwithstanding the Restricted Period and any applicable Deferred Payment Date.

Corporate Governance Practices

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada.  The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices.  The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders.  The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value.  The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required.  Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces.  The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements.  The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

The New York Stock Exchange (the “NYSE”) rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards.  The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards.

The following is a description of the Company’s corporate governance practices which has been prepared by the Corporate Governance and Nominating Committee of the Board and has been approved by the Board.

Board of Directors

Independence of the Board

A majority, five out of the seven members, of the Board are independent within the meaning of the Governance Guidelines.  Each of Lawrence I. Bell, John A. Brough, R. Peter Gillin, Douglas M. Holtby and Wade D. Nesmith are independent.  Eduardo Luna is not independent as he is a former executive officer of the Company.  Peter D. Barnes is not independent as he is also an officer of the Company.

Chairman and Lead Director

The Board has appointed Eduardo Luna as its Chairman.  The Chairman’s responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication; working together with the Corporate Governance and Nominating Committee to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on a regular basis.  The Chairman also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensures that management strategies, plans and performance are appropriately represented to the Board.  The Chairman also maintains communications with the Company’s Vice President, Legal and Corporate Secretary.

The Board has appointed Wade D. Nesmith as its Lead Director.  The Lead Director’s primary role is to act as a liaison between management and the Board to ensure the relationships between management and the Board are conducted in a professional and constructive manner.  This includes ensuring that the boundaries between the Board and management are clearly understood and respected by both management and directors.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, including every quarter and following the annual meeting of the Company's shareholders.  Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee.  The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time.  During the financial year ended December 31, 2007, the Board met 13 times, the Audit Committee met six times, the Compensation Committee met two times and the Corporate Governance and Nominating Committee met four times.  The following table provides details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2007.

Meetings Attended out of Meetings Held
Director	Board (3)	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	Special Committee
Peter D. Barnes (1)	13 out of 13	n/a	n/a	n/a	n/a
Lawrence I. Bell	12 out of 13 (2)	6 out of 6	n/a	n/a	n/a
John A. Brough	13 out of 13	6 out of 6	n/a	3 out of 4	3 out of 4
R. Peter Gillin	13 out of 13	6 out of 6	2 out of 2	4 out of 4	4 out of 4
Douglas M. Holtby	12 out of 13 (2)	n/a	2 out of 2	n/a	n/a
Eduardo Luna (1)	13 out of 13	n/a	n/a	n/a	n/a
Wade D. Nesmith	13 out of 13	n/a	2 out of 2	4 out of 4	4 out of 4

(1)

Messrs. Barnes and Luna are not members of any committee of the Board.

(2)

Messrs. Bell and Holtby were not permitted to attend the Board meeting which approved the Peñasquito transaction due to their directorship positions with Goldcorp.

(3)

The Lead Director will usually bring any director unable to attend a meeting up-to-date regarding the business transacted at a particular meeting.

Independent Directors’ Meetings

The independent directors hold meetings at which non-independent directors and members of management do not attend.  During the financial year ended December 31, 2007, the independent directors held three meetings without Messrs. Luna or Barnes or other members of management in attendance.

Other Public Company Directorships/Committee Appointments

The following table provides details regarding directorships and committee appointments held by the Company’s directors in other public companies.  Other than as set forth below under “Interlocking Directorships”, no director of the Company serves on the board of any other public company with any other director of the Company.

Director	Other Public Company Directorships	Other Public Company Committee Appointments

Peter D. Barnes	American Copper Corp. (since 2007) Avanti Mining Inc. (since 2007)	None Audit Committee

Lawrence I. Bell	Goldcorp Inc. (since 2005) Hardwoods Distribution Income Fund (since 2004) International Forest Products Limited (since 1998)

Audit Committee

Governance and Nominating Committee

Sustainability, Environment, Health and Safety Committee

Audit Committee

Compensation, Nominating and Corporate Governance Committee

Environmental, Health and Safety Committee

Management Resources and   Compensation Committee

John A. Brough	First National Financial Income Fund (since 2006) Kinross Gold Corporation (since 1994) Livingston International Income Fund (since 2006) Quadra Mining Ltd. (since 2007)	Audit Committee Audit Committee Compensation and Nominating Committee None Audit Committee Governance Committee

R. Peter Gillin	Tahera Diamond Corporation (since 2003)	Environmental, Health and Safety Committee

Douglas M. Holtby	Goldcorp Inc. (since 2005)	Lead Director Governance and Nominating Committee

Eduardo Luna	Alamos Gold Inc. (since 2007) Farallon Resources Ltd. (since 2007) Genco Resources Ltd. (since 2003) Geologix Explorations Inc. (since 2007) Rochester Resources Ltd. (since 2007)	Technology, Safety and Environmental Committee None None None None

Director	Other Public Company Directorships	Other Public Company Committee Appointments

Wade D. Nesmith	Broadpoint Securities Group, Inc. (since 2007) Geovic Mining Corp. (since 2006) Selwyn Resources Ltd. (since 2006) Parran Capital Inc. (since 2006) Polymer Group, Inc. (since 2007)	Audit Committee Audit Committee Compensation Committee Governance Committee Governance Committee Audit Committee Audit Committee

Interlocking Directorships

The following table provides details regarding directors of the Company who served together as directors on the boards of other public companies.

Director	Interlocking Public Company Directorships	Other Public Company Committee Appointments

Lawrence I. Bell Douglas M. Holtby	Goldcorp Inc. Goldcorp Inc.	Audit Committee Governance and Nominating Committee Sustainability, Environment, Health and Safety Committee Lead Director Governance and Nominating Committee

The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on the Company's Audit Committee.

Director Investment Requirements

The Board has implemented a policy which requires each non-executive director of the Company to hold a number of Common Shares which is at least equal to three times the amount of the annual retainer payable to each non-executive director of the Company.  This requirement must be maintained throughout their tenure as a director.  In calculating such holdings, the director may include any Restricted Share Rights, but may not include any options held.  As of the date hereof, all of the directors have attained these director investment requirements.  See “Election of Directors” below for details regarding security holdings of the Company’s directors.

Board Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company; and to act with a view towards the best interests of the Company.  In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

•

the strategic planning process of the Company;

•

identifying the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;

•

succession planning, including appointing, training and monitoring senior management;

•

a communications policy for the Company to facilitate communications with investors and other interested parties; and

•

the integrity of the Company's internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors.  The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.

A copy of the terms of reference for the Board, setting out its mandate, responsibilities and the duties of its members is attached as Schedule “A” to this management information circular.

Position Descriptions

Written position descriptions have been developed by the Board for the Chairman of the Board, the Chairman of each of the committees of the Board, the Chief Executive Officer of the Company and the Company’s other senior executives and management.

Orientation and Continuing Education

The Corporate Governance and Nominating Committee, in conjunction with the Chairman of the Board and the Chief Executive Officer of the Company, is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process.  To facilitate ongoing education of the Company’s directors, the Corporate Governance and Nominating Committee will:  (a) periodically canvass the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Company’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular import or emerging significance.

The following table provides details regarding various continuing education events held for the Company’s directors during the financial year ended December 31, 2007.

Date and Place	Description of Event	Attendees

Various	Institute of Corporate Directors – Corporate Governance Directors Education Program	John A. Brough

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees.  The Corporate Governance and Nominating Committee has the responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code.  Any non-compliance with the Code is to be reported to the Company’s Chief Risk Officer or other appropriate person.  In addition, the Board conducts regular audits to test compliance with the Code.  A copy of the Code may be accessed under the Company’s profile at www.sedar.com or on the Company’s website at www.silverwheaton.com.

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company’s Chief Risk Officer regarding any potential conflicts of interest.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.

Whistleblower Policy

The Company has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation or concerns on a confidential and anonymous basis.  Such reporting can be made by e-mail or telephone through The Network Inc., an independent reporting agency used by the Company for this purpose.  Once received, complaints are forwarded to either the Chair of the Audit Committee or the Vice President, Legal, depending on the nature of the complaint.  The Chair of the Audit Committee or Vice President, Legal, as applicable, then investigates each matter so reported and takes corrective and disciplinary action, if appropriate.

Nomination of Directors

The Corporate Governance and Nominating Committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board.  The process by which the Board anticipates that it will identify new candidates is through recommendations of the Corporate Governance and Nominating Committee whose responsibility it is to develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration the following:  (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; (d) retirement dates; and (e) the strategic direction of the Company.

The Corporate Governance and Nominating Committee’s responsibilities include periodically reviewing the charters of the Board and the committees of the Board; assisting the Chairman of the Board in carrying out his responsibilities; considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; preparing and recommending to the Board a set of corporate governance guidelines, a Code of Business Conduct and Ethics and annually a “Statement of Corporate Governance Practices” to be included in the Company’s management information circular; annually reviewing the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; assisting the Board by identifying individuals qualified to become Board members and members of Board committees; leading the Board in its annual review of the Board’s performance; and assisting the Board in monitoring compliance by the Company with legal and regulatory requirements.

Compensation

The Compensation Committee, which is composed entirely of independent directors, among other things, may determine appropriate compensation for the Company’s officers and employees.  The process by which appropriate compensation is determined is through periodic and annual reports from the Compensation Committee on the Company’s overall compensation and benefits philosophies.

The Compensation Committee’s responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the Chief Executive Officer, considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other officers of the Company, and preparing and recommending to the Board annually a “Report on Executive Compensation” to be included in the Company’s management information circular.

Committees of the Board

The Board has the following three standing committees:

•

the Audit Committee;

•

the Compensation Committee; and

•

the Corporate Governance and Nominating Committee.

All of the committees are independent of management and report directly to the Board.  From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board.  The current membership of each standing committee of the Board is as follows:

Audit Committee – John A. Brough (Chair), Lawrence I. Bell and R. Peter Gillin

Compensation Committee – R. Peter Gillin (Chair), Douglas M. Holtby and Wade D. Nesmith

Corporate Governance and Nominating Committee – Wade D. Nesmith (Chair), John A. Brough and R. Peter Gillin

Audit Committee

The purposes of the Audit Committee are to assist the Board's oversight of:

•

the integrity of the Company's financial statements;

•

the Company's compliance with legal and regulatory requirements;

•

the qualifications and independence of the Company's independent auditors; and

•

the performance of the independent auditors and the Company’s internal audit function.

Further information regarding the Audit Committee will be contained in the Company’s annual information form (the “AIF”) dated March 28, 2008 under the heading “Audit Committee” and a copy of the Audit Committee charter is attached to the AIF as Schedule “A”.  The AIF is available under the Company’s profile at www.sedar.com.

Compensation Committee

The purposes of the Compensation Committee are to make recommendations to the Board relating to the compensation of:

•

the Company's Chief Executive Officer; and

•

members of senior management of the Company.

Corporate Governance and Nominating Committee

The purposes of the Corporate Governance and Nominating Committee are to:

•

identify and recommend individuals to the Board for nomination as members of the Board and its committees (other than the Corporate Governance and Nominating Committee);

•

make recommendations to the Board relating to the compensation of the Board members; and

•

develop and recommend to the Board a set of corporate governance principles applicable to the Company.

Board Assessments

The Board is committed to regular assessments of the effectiveness of the Board, the Chairman, the Lead Director, the committees of the Board and the individual directors.  The Corporate Governance and Nominating Committee annually reviews and makes recommendations to the Board regarding evaluations of the Board, the Chairman, the Lead Director, the committees of the Board and the individual directors.  The process for such evaluations may include the following:

(a)

a detailed written questionnaire;

(b)

individual discussions between each director and an independent consultant and/or the Chairman of the Corporate Governance and Nominating Committee;

(c)

with regard to individual director assessments, peer and/or self evaluations; and

(d)

individual discussions with those members of senior management who regularly interact with the Board.

The Corporate Governance and Nominating Committee oversees the implementation of the evaluation process, reviews the evaluation results, develops recommendations based on the results and reports to the Board on the results and any recommendations.  The Board then considers the results and recommendations to determine what, if any, action should be taken.

Indebtedness of Directors and Executive Officers

None of the Company’s directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the financial year ended December 31, 2007, indebted to the Company or its subsidiary in connection with a purchase of securities or otherwise.  In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or its subsidiary.

Interest of Certain Persons in Matters to be Acted Upon

No (a) director or executive officer of the Company who has held such position at any time since January 1, 2007; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as described below and elsewhere in this management information circular, since the commencement of the Company’s last completed financial year, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or its subsidiary.

The Company pays a monthly fee to Goldcorp under the Services Agreement.  See “Services Agreement” for further details.

In May 2007, the Company entered into a 9 year lease agreement with Goldcorp for office space.  The Company began making lease payments in December 2007 which totaled $17,500.

In July 2007, the Company completed the purchase of 25% of the life of mine silver production from Goldcorp’s Peñasquito gold project in Mexico for a cash payment of $485 million.

In February 2008, Goldcorp completed the sale of its remaining 108 million Common Shares, for aggregate gross proceeds to Goldcorp of C$1.566 billion.  Goldcorp is no longer a shareholder of the Company.

The Chairman of the Company (Eduardo Luna) was also Executive Vice President of Goldcorp during the period January 1 to September 1, 2007 and two of the directors of the Company (Lawrence I. Bell and Douglas M. Holtby) are also directors of Goldcorp.

Election of Directors

The Company’s Articles of Continuance provide that the Board consist of a minimum of three and a maximum of ten directors.  The Board currently consists of seven directors.  The Company’s shareholders have previously passed a special resolution authorizing the directors of the Company to set the number of directors to be elected at a shareholders meeting.  At the Meeting, the seven persons named hereunder will be proposed for election as directors of the Company (the “Nominees”).  Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the Nominees.  Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve.  Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election or until his successor is duly elected or appointed unless his office is earlier vacated in accordance with the by-laws of the Company.  Each of the Nominees was elected at the last annual meeting of the Company’s shareholders held on April 26, 2007.

The following table sets forth the name, province/state and country of residence, age, principal occupation, date they first became a director of the Company and number of shares beneficially owned by each Nominee.  The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees is in each instance based upon information furnished by the Nominee concerned and is as at March 25, 2008.

Name, Province/State, Country of Residence and Age	Principal Occupation	Date First Became a Director of the Company	Common Shares Owned (5)
			Number	Value (in C$) at December 31, 2007

Eduardo Luna Mexico City, Mexico Age: 62	Chairman of the Board of the Company	December 8, 2004	10,000 (6)	168,000

Peter D. Barnes British Columbia, Canada Age: 51	President and Chief Executive Officer of the Company	April 20, 2006	87,000 (7)	1,461,600

Lawrence I. Bell (1) British Columbia, Canada Age: 70	Chairman of Canada Line (Rapid Transit) Project	April 20, 2006	14,500 (8)	243,600

John A. Brough (1)(3) Ontario, Canada Age: 61	Corporate Director	October 15, 2004	4,000 (9)	67,200

R. Peter Gillin (1)(2)(3) Ontario, Canada Age: 59	Chairman and Chief Executive Officer of Tahera Diamond Corporation (diamond exploration and development company)	October 15, 2004	10,000 (10)	168,000

Douglas M. Holtby (2) British Columbia, Canada Age: 60	Vice Chairman of the Board and Lead Director of Goldcorp; President and Chief Executive Officer of Arbutus Road Investments Inc. (a private investment company)	April 20, 2006	62,500 (11)	1,050,000

Wade D. Nesmith (2)(3)(4) British Columbia, Canada Age: 56	Associate Counsel (Lang Michener LLP)	October 15, 2004	17,500 (12)	294,000

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Corporate Governance and Nominating Committee.

(4)

Lead Director.

(5)

Represents Common Shares beneficially owned by the respective directors, directly or indirectly, or over which control or direction is exercised.

(6)

Mr. Luna owns warrants to purchase 80,000 Common Shares and 5,333 Restricted Share Rights.

(7)

Mr. Barnes also owns warrants to purchase 43,500 Common Shares and options to purchase 1,250,000 Common Shares.

(8)

Mr. Bell also owns warrants to purchase 30,000 Common Shares and 13,000 Restricted Share Rights.

(9)

Mr. Brough also owns 12,687 Restricted Share Rights.

(10)

These Common Shares are held indirectly through Mr. Gillin’s private company, RPCG Investments Ltd.  Mr. Gillin also owns warrants to purchase 5,000 Common Shares (held indirectly through RPCG Investments Ltd.), options to purchase 100,000 Common Shares and 12,687 Restricted Share Rights.

(11)

60,000 of these Common Shares are held indirectly through Mr. Holtby’s private company, Arbutus Road Investments Inc.  Mr. Holtby also owns warrants to purchase 30,000 Common Shares (held indirectly through Arbutus Road Investments Inc.), options to purchase 70,000 Common Shares and 13,000 Restricted Share Rights.

(12)

5,600 of these Common Shares are held indirectly through Mr. Nesmith’s private company, Nesmith Capital, and 7,900 of these Common Shares and held in Mr. Nesmith’s RRSP.  Mr. Nesmith also owns options to purchase 128,500 Common Shares and 12,687 Restricted Share Rights.

Stock options are no longer granted to the Company’s non-executive directors.  Any stock options currently held by the directors as disclosed in the footnotes to the above table were either granted prior to 2005 when the practice of granting stock options to the Company’s non-executive directors was discontinued.

The principal occupations, businesses or employments of each of the Nominees within the past five years are disclosed in the brief biographies set forth below.

Eduardo Luna – Chairman of the Board and Director.  Mr. Luna has been Chairman of the Company since October 2004 (and was Interim Chief Executive Officer of the Company from October 2004 to April 2006), Executive Vice President of Wheaton River Minerals Ltd. (“Wheaton River”) from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007 and President of Luismin, S.A. de C.V. from 1991 to 2007.  He holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato.  He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years.  He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute.  He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

Peter D. Barnes – President, Chief Executive Officer and Director.  Mr. Barnes is currently the President, Chief Executive Officer and a director of Silver Wheaton.  He was Executive Vice President and Chief Financial Officer of Silver Wheaton from October 2004 to April 2006, Executive Vice President and Chief Financial Officer of Goldcorp from March 2005 to April 2006, and prior to such time he was Executive Vice President of Wheaton River from February 2003 and Chief Financial Officer of Wheaton River from July 2003.  Mr. Barnes is a Chartered Accountant with over 20 years of senior management experience, and holds a Bachelor of Science in Economics from the University of Hull, England.

Lawrence I. Bell – Director.  Mr. Lawrence Bell is currently the Chairman of Canada Line (Rapid Transit) Project and served as the non-executive Chairman of British Columbia Hydro and Power Authority until December 2007.  From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority.  He is also a director of International Forest Products Limited and Goldcorp and is former Chairman of the University of British Columbia Board of Directors.  Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union.  In the province's public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board.

John A. Brough – Director.  Mr. Brough had been President of both Torwest, Inc. and Wittington Properties Limited, real estate development companies, from 1998 to December 31, 2007, upon his retirement.  Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc.  Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer which position he held from 1986 to 1996.  Mr. Brough is an executive with over 30 years of experience in the real estate industry.  He is currently a director and Chairman of the Audit Committee of Kinross Gold Corporation, a director of Livingston International Income Fund, a director and Chairman of the Audit Committee and Lead Director of First National Financial Income Fund and a director of Quadra Mining Ltd.  He holds a Bachelor of Arts degree in Political Science and Economics from the University of Toronto and is a Chartered Accountant.  He is also a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management.

R. Peter Gillin – Director.  Mr. Gillin has been Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company, since October 2003.  Since 2004, Mr. Gillin has been a member of the Independent Review Committee of TD Asset Management Inc. and, since December 2005, a director of Trillium Health Care Products Inc.  From November 2002 to May 2003, Mr. Gillin was President and Chief Executive Officer of Zemex Corporation, an industrial minerals corporation.  From 1996 to 2002, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank, and, from 2001 to 2002, was Acting Chief Executive Officer of N.M. Rothschild & Sons Canada Limited.  He is a Chartered Financial Analyst.

Douglas M. Holtby – Director.  Mr. Holtby is currently the Vice Chairman of the Board and Lead Director of Goldcorp and President and Chief Executive Officer of a private investment company, Arbutus Road Investments Inc.  From June 1989 to June 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., from 1989 to 1996, he was Chairman of Canadian Satellite Communications Inc., from 1998 to 1999, he was a Trustee of ROB.TV and CKVU, from 1974 to 1989, he was President of Allarcom Limited and, from 1982 to 1989, he was President and a shareholder of Allarcom Pay Television Limited.  Mr. Holtby is a Chartered Accountant.

Wade D. Nesmith – Lead Director.  Mr. Nesmith is currently associate counsel with Lang Michener LLP, a law firm where he previously practiced from 1993 to 1998 and where he was associate counsel during 2004.  From 2000 to 2003, he was Vice President, Strategic Development of Westport Innovations Inc., a high performance, low emissions engines and fuel systems company, and, from 1999 to 2000, he was the principal of the law firm of Nesmith & Associates.  Mr. Nesmith was the former Superintendent of Brokers for the Province of British Columbia.  From December 2003 to March 2005, Mr. Nesmith was a director of Oxford Automotive Inc., a U.S. based, tier-one auto parts manufacturer.  He also served as Chairman of the Executive Committee and the Compensation Committee of Oxford Automotive Inc.

Cease Trade Orders or Bankruptcies

No director of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.  No director of the Company is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than (a) Lawrence I. Bell who was a director of a mining company when it filed a plan of reorganization under Chapter 11 on December 22, 1998; (b) Wade D. Nesmith who was a director of an automotive company which applied for Chapter 11 bankruptcy protection in December 2004 and emerged from Chapter 11 bankruptcy protection in March 2005; (c) Mr. Brough who is a director of a mining company that was subject to a management cease trade order against the directors and officers of the mining company from April 2005 to February 2006 in connection with such company’s failure to file audited financial statements for the year ended December 31, 2004; and (d) R. Peter Gillin who is the Chairman and Chief Executive Officer of Tahera Diamond Corporation which announced on January 16, 2008 that it had obtained an order from the Ontario Superior Court of Justice granting Tahera Diamond Corporation protection pursuant to the provisions of the Companies’ Creditors Arrangement Act.

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration.  Deloitte & Touche LLP, Independent Registered Chartered Accountants, were first appointed as auditors of the Company on September 24, 2004.

Confirmation of By-Law No. 2 and Repeal of By-Law No. 1

On March 14, 2008, the Board enacted a new general by-law for the Company (“By-Law No. 2”) and repealed the Company’s former by-law no. 1 (“By-Law No. 1”) to conform it with the recent amendments made to the Business Corporations Act (Ontario) designed to modernize it and bring it into line with other corporate statutes, including the Canada Business Corporations Act.  Pursuant to the provisions of the Business Corporations Act (Ontario), By-Law No. 2 will cease to be effective unless it is confirmed by resolution passed by a simple majority of the votes cast by shareholders at the Meeting.  In that case, By-Law No. 1 would come back into force.  A blackline showing the differences between By-Law No. 2 and By-Law No. 1 is attached as Schedule “B” to this management information circular.

The changes in By-Law No. 2 include the following:

(i)

the director residency requirements have been reduced from a majority to 25% resident Canadians;

(ii)

a director with a material interest in a contract or transaction, in addition to not being able to vote on it, may not attend any party of a meeting of the directors during which the contract or transaction is discussed;

(iii)

the director and officer indemnification provisions have been expanded such that directors and officers may now be indemnified when involved in investigative and other proceedings because of their position and when asked to act in a similar capacity for other “entities”, not just other bodies corporate in which the corporation is interested and the Company may now advance defence costs to a director or officer involved in a proceeding as a result of that individual’s position, which will have to be repaid by the director or officer if it is proven that the director or officer did not act honestly and in good faith with a view to the best interests of the Company or other entity;

(iv)

the maximum number of days before a shareholders’ meeting that a record date can be set has been increased from 50 to 60 days; and

(v)

only shareholders registered on the record date will have a statutory right to vote at a shareholders’ meeting; a person who acquires shares following the record date will no longer have the right to vote such shares at the meeting by making a demand to be included in the list of shareholders entitled to vote within 10 days prior to the meeting.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the “By-Law No. 2 Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, confirming By-Law No. 2.

The Board and management recommend the adoption of the By-Law No. 2 Resolution.  To be effective, the By-Law No. 2 Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.  Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the By-Law No. 2 Resolution.

The text of the By-Law No. 2 Resolution to be submitted to shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.

By-Law No. 2, being a by-law relating generally to the transaction of business and affairs of the Company, enacted by the Board on March 14, 2008, is hereby confirmed without amendment; and

2.

the repeal of By-Law No. 1 is hereby confirmed."

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2007 which accompany this management information circular and can also be found on SEDAR at www.sedar.com.  Shareholders may also contact the Director, Investor Relations of the Company by phone at (604) 696-3044 or by e-mail at info@silverwheaton.com to request copies of these documents.

Contacting the Board of Directors

Shareholders, employees and other interested parties may communicate directly with the Board through the Lead Director of the Board by writing to:

Lead Director

Silver Wheaton Corp.

Park Place

Suite 3150 - 666 Burrard Street

Vancouver, BC  V6C 2X8

Directors’ Approval

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Peter D. Barnes”

Peter D. Barnes

President and Chief Executive Officer

Vancouver, British Columbia

March 25, 2008

SCHEDULE “A”

SILVER WHEATON CORP.

CHARTER OF THE BOARD OF DIRECTORS

I.

INTRODUCTION

A.

The Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.

The directors are stewards of the Company.  The Board has the responsibility to oversee the conduct of the Company’s business and to supervise management, which is responsible for the day-to-day operation of the Company.  In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

C.

These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.

COMPOSITION AND BOARD ORGANIZATION

A.

Nominees for directors are initially considered and recommended by the Board’s Corporate Governance and Nominating Committee in conjunction with the Board Chair and Lead Director, approved by the entire Board and elected annually by the shareholders.

B.

A majority of directors comprising the Board must qualify as independent directors.

C.

Certain of the Board’s responsibilities may be delegated to Board committees.  The responsibilities of those committees will be as set forth in their terms of reference.

III.

DUTIES AND RESPONSIBILITIES

A.

Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself.  The legal obligations of the Board are described in Section IV.  Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

(i)

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Corporate Governance and Nominating Committee;

(ii)

appointing, determining the composition of and setting the terms of reference for, Board committees;

(iii)

determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair and CEO, committees and directors in fulfilling their responsibilities;

(iv)

assessing the adequacy and form of director compensation;

- A2 -

(v)

assuming responsibility for the Company’s governance practices;

(vi)

establishing new director orientation and ongoing director education processes;

(vii)

ensuring that the independent directors meet regularly without executive directors and management present;

(viii)

setting the terms of reference for the Board; and

(ix)

appointing the secretary to the Board.

B.

Human Resources

The Board has the responsibility to:

(i)

provide advice and counsel to the CEO in the execution of the CEO’s duties;

(ii)

appoint the CEO and plan CEO succession;

(iii)

set terms of reference for the CEO;

(iv)

annually approve corporate goals and objectives that the CEO is responsible for meeting;

(v)

monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

(vi)

to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

(vii)

set the CEO’s compensation;

(viii)

approve the CEO’s acceptance of significant public service commitments or outside directorships;

(ix)

approve decisions relating to senior management, including:

(a)

review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

(b)

on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

(c)

review compensation plans for senior management including salary, incentive, benefit and pension plans; and

(d)

employment contracts, termination and other special arrangements with executive officers, or other employee groups;

(x)

approve certain matters relating to all employees, including:

(a)

the Company’s broad compensation strategy and philosophy;

(b)

new benefit programs or material changes to existing programs; and

- A3 -

(xi)

ensure succession planning programs are in place, including programs to train and develop management.

C.

Strategy and Plans

The Board has the responsibility to:

(i)

adopt and periodically review a strategic planning process for the Company;

(ii)

participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

(iii)

approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(iv)

direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

(v)

approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

(vi)

approve material divestitures and acquisitions.

D.

Financial and Corporate Issues

The Board has the responsibility to:

(i)

take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

(ii)

review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including interim results press releases and interim financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

(iii)

declare dividends;

(iv)

approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and recommend changes in authorized share capital to shareholders for their approval;

(v)

approve the incurring of any material debt by the Company outside the ordinary course of business;

(vi)

approve the commencement or settlement of litigation that may have a material impact on the Company; and

(vii)

recommend the appointment of external auditors and approve auditors’ fees.

- A4 -

E.

Business and Risk Management

The Board has the responsibility to:

(i)

ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

(ii)

approve any plans to hedge sales; and

(iii)

evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.

Policies and Procedures

The Board has the responsibility to:

(i)

approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

(ii)

approve and act as the guardian of the Company’s corporate values, including:

(a)

approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities commissions;

(b)

require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

(c)

disclosure of any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements; and

(iii)

direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

G.

Compliance Reporting and Corporate Communications

The Board has the responsibility to:

(i)

ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

(ii)

approve and periodically review the Company’s communications policy;

(iii)

ensure the Board has measures in place to receive feedback from shareholders;

(iv)

approve interaction with shareholders on all items requiring shareholder response or approval;

(v)

ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(vi)

ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

- A5 -

(vii)

ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

(viii)

ensure timely reporting of any other developments that have a significant and material effect on the Company; and

(ix)

report annually to the shareholders on the Board’s stewardship for the preceding year.

IV.

GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.

The Board is responsible for:

(i)

directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

(ii)

recommending changes in the Articles and By-laws, matters requiring shareholder approval, and setting agendas for shareholder meetings.

B.

Ontario law identifies the following as legal requirements for the Board:

(i)

act honestly and in good faith with a view to the best interests of the Company, including the duty:

(a)

to disclose conflicts of interest;

(b)

not to appropriate or divert corporate opportunities;

(c)

to maintain confidential information of the Company and not use such information for personal benefit; and

(d)

disclose information vital to the business of the Company in the possession of a director;

(ii)

exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

(iii)

act in accordance with the Business Corporations Act (Ontario) and any regulations, by-laws and unanimous shareholder agreement.

SCHEDULE “B”

BY-LAW NUMBER ~~1~~2

A by-law relating generally to

the conduct of the business and affairs of

SILVER WHEATON CORP.

CONTENTS

Article One Interpretation

Article Two Business of the Corporation

Article Three Directors

Articles Four Committees of the Board

Article Five Officers

Article Six Protection of Directors, Officers and Others

Article Seven Shares

Article Eight Dividends and Rights

Article Nine Meetings of Shareholders

Article Ten Information Available to Shareholders

Article Eleven Divisions and Departments

Article Twelve Notices

Article Thirteen Effective Date

Article Fourteen Repeal

BE  IT  ENACTED  AND  IT  IS  HEREBY  ENACTED  as  a  by-law  of  SilverWheaton Corp. (hereinafter called the "Corporation") as follows:

- B2 -

ARTICLE ONE  INTERPRETATION

Section 1.01 Definitions:     In   the   by-laws   of   the   Corporation,   unless   the   context  otherwise requires:

(1)

"Act" means the Business Corporations Act, R.S.0. 1990 c. B.16 and the  regulations  made  pursuant  thereto,  as  from  time  to  time  amended,  and  every  statute  that  may  be  substituted  therefor  and,  in  the  case  of  such  substitution, any reference in the by-laws of the Corporation to provisions  of the Act shall be read as references to the substituted provisions therefor  in the new statute or statutes;

(2)

"appoint" includes "elect" and vice versa;

(3)

"board" means the board of directors of the Corporation;

(4)

"by-laws" means this by-law and all other by-laws of the Corporation from  time to time in force and effect;

(5)

"meeting of shareholders" includes an annual meeting of shareholders and  a  special  meeting  of  shareholders;  "special  meeting  of  shareholders"  includes a meeting of any class or classes of shareholders and a special  meeting  of  all  shareholders  entitled  to  vote  at  an  annual  meeting  of  shareholders;

(6)

"non-business day" means Saturday, Sunday and any other day that is a  holiday as defined in the Interpretation Act (Ontario);

(7)

"recorded  address"  means  in  the  case  of  a  shareholder  his  address  as  recorded  in  the  securities  register;  and  in  the  case  of  joint  shareholders  the  address  appearing  in  the  securities  register  in  respect  of  such  joint  holding or the first address so appearing if there is more than one; and in  the  case  of  a  director,  officer,  auditor  or  member  of  a  committee  of  the  board his latest address as recorded in the records of the Corporation;

(8)

“Securities  Transfer  Act”  means  the  Securities  Transfer  Act  (Ontario)  2006, c.8. as amended from time to time;

(9)

"signing   officer"   means,   in   relation   to   any   instrument,   any   person  authorized to sign the same on behalf of the Corporation by Section 2.04  or by a resolution passed pursuant thereto;

(910)   all terms contained in the by-laws that are not otherwise defined in the by-  laws  and  which  are  defined  in  the  Act  shall  have  the  meanings  given  to  such terms in the Act; and

- B3 -

(1011)the  singular  shall  include  the  plural  and  the  plural  shall  include  the  singular; the masculine shall include the feminine and neuter genders; and  the word "person" shall include individuals, bodies corporate, corporations,  companies, partnerships, syndicates, trusts, unincorporated organizations  and any number or aggregate of persons.

Section 1.01 Conflict with Laws:   In  the  event  of  any  inconsistency  between  the  by-  laws and mandatory provisions of the Act or the Securities Transfer Act, the provisions  of the Act or the Securities Transfer Act, as applicable, shall prevail.

ARTICLE TWO

BUSINESS OF THE CORPORATION

Section 2.01 Registered  or  Head  Office:   The  board  may  from  time  to  time  fix  by  resolution  the  location  of  the  registered  office  of  the  Corporation  at  a  place  within

Ontario  where  the  articles  provide  that  the  registered  office  or  head  office  of  the  Corporation is to be located.

Section 2.02 Corporate Seal:  The Corporation may have a corporate seal which shall  be adopted and may be changed by resolution of the board.

Section 2.03 Financial  Year:     The   financial   year   of   the   Corporation   shall   be   as  determined by the board from time to time.

Section 2.04 Execution  of  Instruments:    Contracts,  documents  or  instruments  in  writing  requiring  the  signature  of  the  Corporation  may  be  signed  on  behalf  of  the

Corporation  by  any  officer  or  director  and  instruments  in  writing  so  signed  shall  be  binding upon the Corporation without any further authorization or formality.   The board   shall have power from time to time by resolution to appoint any officer or officers or any  person  or  persons  or  any  legal  entity  on  behalf  of  the  Corporation  either  to  sign  contracts, documents and instruments in writing generally or to sign specific contracts,  documents or instruments in writing.

The seal of the Corporation may when required be affixed to contracts, documents and  instruments  in  writing  signed  as  aforesaid  or  by  any  officer  or  officers,  person  or  persons, appointed as aforesaid by resolution of the board.

The  term  "contracts,  documents  or  instruments  in  writing"  as  used  in  this  by-law  shall  include    deeds,    mortgages,    hypothecs,    charges,    conveyances,    transfers    and  assignments   of   property,   real   or   personal,   movable   or   immovable,   agreements,  releases,  receipts  and  discharges  for  the  payment  of  money  or  other  obligations,  conveyances,  transfers  and  assignments  of  shares,  share  warrants,  stocks,  bonds,  debentures, notes or other securities and all paper writings.

The signature or signatures of the Chairman of the Board (if any), the Vice-Chairman of  the Board, the President, any Executive Vice-President, or any Vice-President together  with  any  one  of  the  Secretary,  the  Treasurer,  an  Assistant  Secretary,  an  Assistant

Treasurer  or  any  one  of  the  foregoing  officers  together  with  any  one  director  of  the

- B4 -

Corporation  and/or  any  other  officer  or  officers,  person  or  persons,  appointed  as   aforesaid by resolution of the board may, if specifically authorized by resolution of the   directors,  be  printed,  engraved,  lithographed  or  otherwise  mechanically  reproduced  upon any contracts, documents or instruments in writing or bonds, debentures, notes or  other securities of the Corporation executed or issued by or on behalf of the Corporation  and  all  contracts,  documents  or  instruments  in  writing  or  bonds,  debentures,  notes  or  other  securities  of  the  Corporation  on  which  the  signature  or  signatures  of  any  of  the  foregoing   officers   or   directors   or   persons   authorized   as   aforesaid   shall   be   so  reproduced  pursuant  to  special  authorization  by  resolution  of  the  board,  shall  be  deemed to have been manually signed by such officers or directors or persons whose  signature or signatures is or are so reproduced and shall be as valid to all intents and  purposes as if they had been signed manually and notwithstanding that the officers or  directors or persons whose signature or signatures is or are so reproduced may have  ceased to hold office at the date of the delivery or issue of such contracts, documents or  instruments in writing or bonds, debentures, notes or other securities of the Corporation.

Section 2.05 Banking  Arrangements:   The  banking  business  of  the  Corporation,  or  any part thereof, including, without limitation, the borrowing of money and the giving of  security therefor, shall be transacted with such banks, trust companies or other bodies  corporate  or  organizations  as  may  from  time  to  time  be  designated  by  or  under  the  authority of the board.   Such banking business or any part thereof shall be transacted  under such agreements, instructions and delegations of powers as the board may from  time to time by resolution prescribe or authorize.

Section 2.06 Custody   of   Securities:     All   shares   and   securities   owned   by   the

Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a  trust company or in a safety deposit box or, if so authorized by resolution of the board,  with such other depositaries or in such other manner as may be determined from time to  time  by resolution of the board.

All   share   certificates,   bonds,   debentures,   notes   or   other   obligations   or   securities  belonging  to  the  Corporation  may  be  issued  or  held  in  the  name  of  a  nominee  or  nominees  of  the  Corporation  (and  if  issued  or  held  in  the  names  of  more  than  one  nominee shall be held in the names of the nominees jointly with the right of survivorship)  and shall be endorsed in blank with endorsement guaranteed in order to enable transfer  to be completed and registration to be effected.

Section 2.07 Voting Shares and Securities in other Companies:  All of the shares or  other securities carrying voting rights of any other body corporate held from time to time  by the Corporation may be voted at any and all meetings of shareholders, bondholders,  debenture  holders  or  holders  of  other  securities  (as  the  case  may  be)  of  such  other  body corporate and in such manner and by such person or persons as the board shall  from   time   to   time   by   resolution   determine.     The   proper   signing   officers   of   the

Corporation  may  also  from  time  to  time  execute  and  deliver  for  and  on  behalf  of  the  Corporation  proxies  and/or  arrange  for  the  issuance  of  voting  certificates  and/or  other  evidence of the right to vote in such names as they may determine without the necessity  of a resolution or other action by the board.

- B5 -

ARTICLE THREE

DIRECTORS

Section 3.01 Number  of  Directors  and  Quorum:    The  number  of  directors  of  the

Corporation  shall  be  the  number  of  directors  as  specified  in  the  articles  or,  where  a  minimum and maximum number of directors is provided for in the articles, the number of  directors  of  the  Corporation  shall  be  the  number  of  directors  determined  from  time  to  time by special resolution or, if a special resolution empowers the directors to determine  the number, the number of directors determined by resolution of the board.   Subject to  ~~Section 3.08,~~ the Act, the quorum for the transaction of business at any meeting of the  board shall be a majority of the number of directors then in office and or such greater  number of directors as the board may from time to time by resolution determine.

Section 3.02 Qualification:   No  person  shall  be  qualified  for  election  as  a  director  if  ~~he~~disqualified in accordance with the Act (which would currently include: a person who  is  less  than  18  years  of  age;  ~~if  he  is  of  unsound  mind  and~~a  person  who  has  been  ~~so~~  found   under  the  Substitute  Decisions  Act,  1992  or  under  the  Mental  Health  Act  to  be  incapable  of  managing  property  or  who  has  been  found  to  be  incapable  by  a  court  in Canada or elsewhere; ~~if he~~a person who is not an individual; or ~~if he~~a person who has  the  status of a bankrupt~~.  Unless the articles otherwise provide, a~~ ).  A director need not  be a shareholder.  ~~A majority of the directors shall be resident Canadians, provided that  if the  Corporation has only one or two directors, that director or one of the two directors,  as the case may be, shall be a resident Canadian.~~The board shall be comprised of the number of Canadian residents as may be prescribed from time to time by the Act (which  is   currently   a   minimum   of   25%).     If   the   Corporation   is   or   becomes   an   offering  corporation  within  the  meaning  of  the  Act,  at  least  one-third  of  the  directors  of  the  Corporation  shall not be officers or employees of the Corporation or any of its affiliates.

Section 3.03 Election and Term:  The election of directors shall take place at the first   meeting  of  shareholders  and  at  each  succeeding  annual  meeting  of  shareholders  and  all the directors then in office shall retire but, if qualified, shall be eligible for re-election.  The  number  of  directors  to  be  elected  at  any  such  meeting  shall  be  the  number  of  directors as specified in the articles or, if a minimum and maximum number of directors  is provided for in the articles, the number of directors determined by special resolution  or,  if  the  special  resolution  empowers  the  directors  to  determine  the  number,  the  number of directors determined by resolution of the board.   The voting on the election  shall  be  by  show  of  hands  unless  a  ballot  is  demanded  by  any  shareholder.    If  an  election of directors is not held at the proper time, the incumbent directors shall continue  in office until their successors are elected.

Section 3.04 Removal  of  Directors:     Subject   to   the   provisions   of   the   Act,   the  shareholders may by ordinary resolution passed at a meeting specially called for such  purpose remove any director from office and the vacancy created by such removal may  be filled at the same meeting failing which it may be filled by a quorum of the directors.

Section 3.05 Vacation  of  Office:   A  director  ceases  to  hold  office  when  he  dies  or,  subject to the Act, resigns; he is removed from office by the shareholders in accordance

- B6 -

with  the  Act;  he  becomes  of  unsound  mind  and  is  so  found  by  a  court  in  Canada  or  elsewhere or if he acquires the status of a bankrupt.

Section 3.06 Vacancies:  Subject to the Act, a quorum of the board may fill a vacancy  in the board, except a vacancy resulting from an increase in the number or maximum  number of directors or from a failure of the shareholders to elect the number of directors  required to be elected at any meeting of shareholders.   In the absence of a quorum of  the  board,  or  if  the  vacancy  has  arisen  from  a  failure  of  the  shareholders  to  elect  the  number of directors required to be elected at any meeting of shareholders, the directors  then in office shall forthwith call a special meeting of shareholders to fill the vacancy.  If  the  directors  then  in  office  fail  to  call  such  meeting  or  if  there  are no directors then in  office, any shareholder may call the meeting.

Section 3.07 Action  by  the  Board:     The   board   shall   manage   or   supervise   the  management of the business and affairs of the Corporation.   Subject to Sections 3.08  ~~and 3.09~~, the powers of the board may be exercised at a meeting at which a quorum is present  or  by  resolution  in  writing  signed  by  all  the  directors  entitled  to  vote  on  that  resolution  at  a  meeting  of  the  board.    Where  there  is  a  vacancy  in  the  board,  the   remaining directors may exercise all the powers of the board so long as a quorum of the  board remains in office.

Section 3.08 ~~Canadian Majority:  The board shall not transact business at a meeting other than to fill a vacancy in the board, unless a majority of the directors present are resident Canadians, except where~~

(a)

~~a  resident  Canadian  director  who  is  unable  to  be  present  approves  in  writing  or  by  telephone  or  other  communications  facilities  the  business  transacted at the meeting; and~~

(b)

~~a  majority  of  resident  Canadians  would  have  been  present  had  that  director been present at the meeting.~~

~~Section 3.09~~        Meeting by Telephone: If all the directors of the Corporation present or participating in the meeting consent, a director may participate in a meeting of the board  or  of  a  committee  of  the  board  by  means  of  such  telephone,  electronic  or  other  communications   facilities   as   permit   all   persons   participating   in   the   meeting   to  communicate  with  each  other  simultaneously  and  instantaneously,  and  a  director  participating in such a meeting by such means is deemed to be present at the meeting.   Any such consent shall be effective whether given before or after the meeting to which it  relates and may be given with respect to all meetings of the board and of committees of  the board held while a director holds office.

Section 3.~~10~~ 09       Place  of  Meetings:   Meetings  of  the  board  may  be  held  at  any  place within or outside Ontario (or by such communications facilities as are permitted by  the Act).  In any financial year of the Corporation a majority of the meetings of the board  need not be held within Canada.

- B7 -

Section 3.~~11~~ 10       Calling  of  Meetings:Subject  to  the  Act,  meetings  of  the  boardshall be held from time to time on such day and at such time and at such place as the  board,  the  Chairman  of  the  Board  (if  any),  the  President,  a  Vice-President  who  is  a  director or any two directors may determine and the Secretary or Assistant Secretary,   when directed by the board, the Chairman of the Board (if any), the President, a Vice-President who is a director or any two directors shall convene a meeting of the board.

Section 3.~~12~~ 11       Notice  of  Meeting:   Notice  of  the  date,  time  and  place  of  each  meeting  of  the  board  shall  be  given  in  the  manner  provided  in  Section  12.01  to   each  director not less than 48 hours (exclusive of any part of a non-business day) before the  time when the meeting is to be held.  A notice of a meeting of directors need not  specify  the  purpose  of  or  the  business  to  be  transacted  at  the  meeting  except  where  the  Act  requires such purpose or business to be specified.  A director may in any manner waive  notice of or otherwise consent to a meeting of the board.

Section 3.~~13~~ 12       First Meeting of New Board:   Provided  a  quorum  of  directors  is  present, each newly elected board may without notice hold its first meeting immediately  following the meeting of shareholders at which such board is elected.

Section 3.~~14~~ 13       Adjourned Meeting:  Notice of an adjourned meeting of the board  is  not  required  if  the  time  and  place  of  the  adjourned  meeting  is  announced  at  the  original meeting.

Section 3.~~15~~ 14       Regular Meetings:   The board may appoint a day or days in any   month or months for regular meetings of the board at a place and hour to be named.  ~~A  copy of any resolution of the board fixing the place and time of such regular meetings  shall be sent to each director forthwith after being passed, but no other notice shall be  required  for  any  such  regular  meeting  except  where  the  Act  requires  the  purpose  thereof or the business to be transacted thereat to be specified~~  A copy of a schedule of regular meetings of the board setting forth the proposed dates, times and places of such  regular meetings shall be sent to each director at the commencement of each calendar  year, however, each director shall also be provided with a follow-up notice of meeting  and agenda prior to each regularly scheduled meeting.

Section 3.~~16~~ 15       Chairman:  The chairman of any meeting of the board shall be the  first  mentioned  of  such  of  the  following  officers  as  have  been  appointed  and  who  is  a  director  and  is  present  at  the  meeting:  the  Chairman  of  the  Board,  the  President  or  a  Vice-President.   If no such officer is present, the directors present shall choose one of  their number to be chairman.

Section 3.~~17~~ 16       Votes to Govern:  At all meetings of the board every question shall  be  decided  by  a  majority  of  the  votes  cast  on  the  question.   In  case  of  an  equality  of  votes, the chairman of the meeting shall not be entitled to a second or casting vote.

Section 3.~~18~~ 17       Conflict of Interest:  A director or officer who is a party to, or who  is  a  director  or  officer  of  or  has  a  material  interest  in  any  person  who  is  a  party  to,   a  material  contract  or  transaction  or  proposed  material  contract  or  transaction  with   the  Corporation shall disclose in writing to the Corporation or request to have entered in the

- B8 -

minutes of the meetings of the directors the nature and extent of his interest at the time  and in the manner provided by the Act.   Any such contract or transaction or proposed  contract or transaction shall be referred to the board or shareholders for approval even  if such contract is one that in the ordinary course of the Corporation's business would  not  require  approval  by  the  board  or  shareholders,  and  a  director  interested  in  a  contract or transaction so referred to the board shall not attend any part of a meeting of  the  board  during  which  the  contract  or  transaction  is  discussed  and  shall  not  vote  on  any resolution to approve the same except as permitted by the Act.  If no quorum exists  for  the  purpose  of  voting  on  a  resolution  to  approve  a  contract  or  transaction  only  because  a  director  is  not  permitted  to  be  present  at  the  meeting  by  reason  of  this  section,  the  remaining  directors  shall  be  deemed  to  constitute  a  quorum  for  the  purposes of  voting on the resolution.  Where all of the directors are required to disclose  their interests pursuant to this section, the contract or transaction may be approved only  by the shareholders.

Section 3.~~19~~ 18Remuneration and Expenses:The  directors  shall  be  paid  such remuneration  for  their  services  as  the  board  may  from  time  to  time  determine.The directors  shall  also  be  entitled  to  be  reimbursed  for  traveling  and  other  expenses  properly incurred by them in attending meetings of the shareholders or of the board or  any committee thereof or otherwise in the performance of their duties.   Nothing herein  contained shall preclude any director from serving the Corporation in any other capacity  and receiving remuneration therefor.

ARTICLE FOUR

COMMITTEES OF THE BOARD

Section 4.01 Committee  of  Directors:     The   board   may   appoint   a   committee   of  directors,  however  designated,  and  delegate  to  such  committee  any  of  the  powers  of  the  board  except  those  which  pertain  to  items  which,  under  the  Act,  a  committee  of  directors  has  no  authority  to  exercise.   ~~A  majority  of  the  members  of  such  committee  shall be resident Canadians.~~

Section 4.02 Transaction of Business:   The powers of a committee of directors may  be  exercised  by  a  meeting  at  which  a  quorum  is  present  or  by  resolution  in  writing  signed by all members of such committee who would have been entitled to vote on that  resolution at a meeting of the committee.   Meetings of such committee may be held at  any place within or outside Ontario.

Section 4.03 Audit Committee:  The board may, and shall if the Corporation becomes  an  offering  corporation  within  the  meaning  of  the  Act,  elect  annually  from  among  its  number an audit committee to be composed of not fewer than three directors of whom a  majority shall not be officers or employees of the Corporation or its affiliates.  The audit  committee shall have the powers and duties provided in the Act.

Section 4.04 Advisory Committees:   The  board  may  from  time  to  time  appoint  such  other  committees  as  it  may  deem  advisable,  but  the  functions  of  any  such  other  committees shall be advisory only.

- B9 -

Section 4.05 Procedure:   Unless otherwise determined by the board, each committee  shall have power to fix its quorum at not less than a majority of its members, to elect its  chairman and to regulate its procedure.

ARTICLE FIVE

OFFICERS

Section 5.01 Appointment:   The  board  may  from  time  to  time  appoint  a  Chairman  of  the Board, a President, one or more Vice-Presidents (to which title may be added words  indicating seniority or function), a Secretary, a Treasurer and such other officers as the  board  may  determine,  including  one  or  more  assistants  to  any  of  the  officers  so  appointed.  The board may specify the duties of and, in accordance with this by-law and  subject  to  the  provisions  of  the  Act,  delegate  to  such  officers  powers  to  manage   the  business  and  affairs  of  the  Corporation.   Subject  to  Section  5.02,  an  officer  may  but  need  not  be  a  director  and  one  person  may  hold  more  than  one  office.   In  case  and  whenever  the  same  person  holds  the  offices  of  Secretary  and  Treasurer,  he  may  but  need  not  be  known  as  the  Secretary-Treasurer.   All  officers  shall sign such contracts,  documents, or instruments in writing as require their respective signatures.  In the case  of  the  absence  or  inability  to  act  of  any  officer  or  for  any  other  reason  that  the  board  may deem sufficient, the board may delegate all or any of the powers of such officer to  any other officer or to any director for the time being.

Section 5.02 Chairman of the Board:   The Chairman of the Board, if appointed, shall  be  a  director  and  shall,  when  present,  preside  at  all  meetings  of  the  board.    Each  committee  of  the  board  shall  appoint  a  Chairman  which  shall  be  a  member  of  the  relevant  committee  of  the  board  and  shall,  when  present,  preside  at  all  meetings  of  committees  of  the  board.   The  Chairman  of  the  Board  shall  be  vested  with  and  may  exercise such powers and shall perform such other duties as may from time to time be  assigned to him by the board.   During the absence or disability of the Chairman of the  Board, his duties shall be performed and his powers exercised by the President.

Section 5.03 President:     The   President   shall,   and   unless   and   until   the   board  designates any other officer of the Corporation to be the Chief Executive Officer of the Corporation,  be  the  Chief  Executive  Officer  and,  subject  to  the  authority  of  the  board,  shall have general supervision of the business and affairs of the Corporation and such  other powers and duties as the board may specify.   The President shall be vested with  and may exercise all the powers and shall perform all the duties of the Chairman of  the  Board  if  none  be  appointed  or  if  the  Chairman  of  the  Board  is  absent  or  unable  or  refuses to act.

Section 5.04 Executive  Vice-President  or  Vice-President:     Each  Executive   Vice-President  or  Vice-President  shall  have  such  powers  and  duties  as  the  board  or  the  President may specify.  The Executive Vice President or Vice-President or, if more than  one, the Executive Vice-President or Vice-President designated from time to time by the  board or by the President, shall be vested with all the powers and shall perform all the  duties  of  the   President  in  the  absence  or  inability  or  refusal  to  act  of  the  President,  provided,   however,  that  an  Executive  Vice-President  or  a  Vice-President  who  is  not  a  director  shall  not  preside  as  chairman  at  any  meeting  of  the  board  ~~and  that  a  Vice-~~

- B10 -

~~President  who  is  not  a  director  and  shareholder  shall  not  preside  as  chairman  at  any  meeting of shareholders~~.

Section 5.05 Secretary or Assistant Secretary:  The Secretary or Assistant Secretary  shall  give  or  cause  to  be  given  as  and  when  instructed,  all  notices  to  shareholders,  directors,  officers,  auditors  and  members  of  committees  of  the  board;  he  shall  be  the  custodian  of  the  stamp  or  mechanical  device  generally  used  for  affixing  the  corporate  seal  of  the  Corporation  and  all  books,  papers,  records,  documents  and  instruments  belonging  to  the  Corporation,  except  when  some  other  officer  or  agent  has  been  appointed  for  that  purpose;  and  he  shall  have  such  other  powers  and  duties  as  the  board may specify.

Section 5.06 Treasurer or Assistant Treasurer:  The Treasurer or Assistant Treasurer  shall   keep   proper   accounting   records   in   compliance   with   the   Act   and   shall   be  responsible   for   the   deposit   of   money,   the   safekeeping   of   securities   and   the  disbursement  of  the  funds  of  the  Corporation;  he  shall  render  to  the  board  whenever  required  an  account  of  all  his  transactions  as  Treasurer  or  Assistant  Treasurer and of  the  financial  position  of  the  Corporation;  and  he  shall  have  such  other  powers  and  duties  as  the  board  may  specify.    Unless  and  until  the  board  designates  any  other  officer  of  the  Corporation  to  be  the  Chief  Financial  Officer  of  the  Corporation,  the  Treasurer or Assistant Treasurer shall be the Chief Financial Officer of the Corporation.

Section 5.07 Powers  and  Duties  of  Other  Officers:   The  powers  and  duties  of  all  other  officers  shall  be  such  as  the  terms  of  their  engagement  call  for  or  as  the  board  may specify.  Any of the powers and duties of an officer to whom an assistant has been  appointed  may  be  exercised  and  performed  by  such  assistant,  unless  the  board  otherwise directs.

Section 5.08 Variation of Powers and Duties:  The board may from time to time and  subject to the provisions of the Act, vary, add to or limit the powers and duties of any  officer.

Section 5.09 Term of Office:   The  board,  in  its  discretion,  may  remove  any  officer  of  the  Corporation,  with  or  without  cause,  without  prejudice  to  such  officer's  rights  under  any  employment  contract.   Otherwise  each  officer  appointed  by  the  board  shall  hold  office until his successor is appointed or until the earlier of his resignation or death.

Section 5.10 Terms of Employment and Remuneration:   The  terms  of  employment   and  the  remuneration  of  an  officer  appointed  by  the  board  shall  be  settled  by  it  from  time to time.   The fact that any officer or employee is a director or shareholder of the Corporation  shall  not  disqualify  him  from  receiving  such  remuneration  as  may  be  so  determined.

Section 5.11 Conflict of Interest:   An officer shall disclose his interest in any material  contract or transaction or proposed material contract or transaction with the Corporation  in accordance with Section 3.~~18~~17.

- B11 -

Section 5.12 Agents and Attorneys:  The board shall have power from time to time to  appoint agents or attorneys for the Corporation in or outside Canada with such powers  of management or otherwise (including the powers to subdelegate) as may be thought  fit.

Section 5.13 Fidelity  Bonds:   The  board  may  require  such  officers,  employees  and  agents of the Corporation as the board deems advisable to furnish bonds for the faithful  discharge  of  their  powers  and  duties,  in  such  form  and  with  such  surety  as  the  board  may from time to time determine but no director shall be liable for failure to require any  such  bond  or  for  the  insufficiency  of  any  such  bond  or  for  any  loss  by  reason  of  the  failure of the Corporation to receive any indemnity thereby provided.

ARTICLE SIX

PROTECTION OF

DIRECTORS, OFFICERS AND OTHERS

Section 6.01 Submission   of   Contracts   or   Transactions   to   Shareholders   for  Approval:   The  board  in  its  discretion  may  submit  any contract, act or transaction for approval,  ratification  or  confirmation  at  any  meeting  of  the  shareholders  called  for  the  purpose  of  considering  the  same  and  any  contract,  act  or  transaction  that  shall  be  approved, ratified or confirmed by a resolution passed by a majority of the votes cast at  any such meeting (unless any different or additional requirement is imposed by the Act  or  by  the  Corporation's  articles  or  any  other  by-law)  shall  be  as  valid  and  as  binding  upon  the  Corporation  and  upon  all  the  shareholders  as  though  it  had  been  approved,  ratified or confirmed by every shareholder of the Corporation.

Section 6.02 For the Protection of Directors and Officers:  In supplement of and not  by  way  of  limitation  upon  any  rights  conferred  upon  directors  by  the  provisions  of  the Act, it is declared that no director shall be disqualified by his office from, or vacate his  office by reason of, holding any office or place of profit under the Corporation or under  any  body  corporate  in  which  the  Corporation  shall  be  a  shareholder  or  by  reason  of  being  otherwise  in  any  way  directly  or  indirectly  interested  or  contracting  with  the  Corporation  either  as  vendor,  purchaser  or  otherwise  or  being  concerned  in  any   contract  or  arrangement  made  or  proposed  to  be  entered  into  with  the  Corporation  in  which  he  is  in  any  way  directly  or  indirectly  interested  either  as  vendor,  purchaser  or  otherwise  nor  shall  any  director  be  liable  to  account  to  the  Corporation  or  any  of  its  shareholders  or  creditors  for  any  profit  arising  from  any  such  office  or  place  of  profit;  and, subject to the provisions of the Act, no contract or arrangement entered into by or  on  behalf  of  the  Corporation  in  which  any  director  shall  be  in  any  way  directly  or  indirectly  interested  shall  be  avoided  or  voidable  and  no  director  shall  be  liable  to  account to the Corporation or any of its shareholders or creditors for any profit realized  by  or  from  any  such  contract  or  arrangement  by  reason  of  the  fiduciary  relationship  existing  or  established  thereby.    Subject  to  the  provisions  of  the  Act  and  to  Section  3.~~18~~17, no director shall be obliged to make any declaration of interest or refrain from  voting in respect of a contract or proposed contract with the Corporation in which such  director is in any way directly or indirectly interested.

- B12 -

Section 6.03 Limitation  of  Liability:    Except  as  otherwise  provided  in  the  Act,  no  director  or  officer  for  the  time  being  of  the  Corporation  shall  be  liable  for  the  acts,  receipts, neglects or defaults of any other director or officer or employee or for joining in  any receipt or act for conformity or for any loss, damage or expense happening to the  Corporation  through  the  insufficiency  or  deficiency  of  title  to  any  property  acquired  by  the  Corporation  or  for  or  on  behalf  of  the  Corporation  or  for  the  insufficiency  or  deficiency  of  any  security  in  or  upon  which  any  of  the  moneys  of  or  belonging  to  the Corporation shall be placed out or invested or for any loss or damage arising from the  bankruptcy, insolvency or tortious act of any persons, firm or corporation including any  person, firm or corporation with whom or which any moneys, securities or effects shall  be lodged or deposited for any loss, conversion, misapplication or misappropriation of or  any  damage  resulting  from  any  dealings  with  any  moneys,  securities  or  other  assets  belonging  to  the  Corporation  or  for  any  other  loss,  damage  or  misfortune  whatever  which  may  happen  in  the  execution  of  the  duties  of  his  respective  office  or  trust  or  in  relation thereto unless the same shall happen by or through his failure to exercise the   powers and to discharge the duties of his office honestly, in good faith and in the best  interests of the Corporation and in connection therewith to exercise the degree of care,  diligence  and  skill  that  a  reasonably  prudent  person  would  exercise  in  comparable  circumstances.   The directors for the time being of the Corporation shall not be under  any  duty  or  responsibility  in  respect  of  any  contract,  act  or  transaction  whether  or  not  made, done or entered into in the name or on behalf of the Corporation, except such as  shall have been submitted to and authorized or approved by the board.   If any director  or  officer  of  the  Corporation  shall  be  employed  by  or  shall  perform  services  for  the  Corporation otherwise than as a director or officer or shall be a member of a firm or a  shareholder, director or officer of a company which is employed by or performs services  for the Corporation, the fact of his being a director or officer of the Corporation shall not  disentitle  such  director  or  officer  or  such  firm  or  company,  as  the  case  may  be,  from  receiving proper remuneration for such services.

Section 6.04 Indemnity:  Subject to the limitations contained in the Act, the Corporation   shall  indemnify  a  director  or  officer,  a  former  director  or  officer,  or  ~~a  person~~another   individual who acts or acted at the Corporation's request as a director or officer, or an  individual acting in a similar capacity, of ~~a body corporate of which the Corporation is or was  a  shareholder  or  creditor,  and  his  heirs  and  legal  representatives~~ another  entity,  against all costs, charges and expenses, including an amount paid to settle an action or  satisfy  a  judgment,  reasonably  incurred  by  ~~him~~the  individual  in  respect  of  any  civil,   criminal  ~~or~~  ,  administrative  ~~action  or,~~  investigative  or  other  proceeding  ~~to  which  he   is  made a party by reason of being or having been a director or officer of the Corporation  or  such  body  corporate~~in  which  the  individual  is  involved  because  of  that  association  with the Corporation or other entity, if

(a)

~~he~~the  individual  acted  honestly  and  in  good  faith  with  a  view  to  the  best  ~~interest~~interests  of  the  Corporation~~;  and~~  or,  as  the  case  may  be,  to  the  best interests of the other entity for which the individual acted as a director  or officer or in a similar capacity at the Corporation’s request;

- B13 -

(b)

in  the  case  of  a  criminal  or  administrative  action  or  proceeding  that  is  enforced by a monetary penalty, ~~he~~the individual had reasonable grounds  for believing that ~~his~~the individual’s conduct was lawful; and

(c)

a court or other competent authority has not judged that the individual has  committed any fault or omitted to do anything that the individual ought to  have done.

The  Corporation  shall  also  indemnify  such  person  in  such  other  circumstances  as  the

Act permits or requires.

Section 6.05 Insurance:   The  Corporation  may  purchase  and  maintain  insurance  for  the benefit of any person referred to in Section 6.04 against such liabilities and in such  amounts as the board may from time to time determine and are permitted by the Act.

ARTICLE SEVEN

SHARES

Section 7.01 Allotment:   The  board  may  from  time  to  time  allot  or  grant  options  to  purchase   the   whole   or   any   part   of   the   authorized   and   unissued   shares   of   the  Corporation at such times and to such persons and for such consideration as the board  shall determine, provided that no share shall be issued until it is fully paid as provided  by  the  Act.   Shares  may  be  issued  as  uncertificated  securities  or  be  represented  by  share  certificates  in  accordance  with  the  provisions  of  the  Act  and  the  Securities Transfer Act.

Section 7.02 Commissions:     The   board   may   from   time   to   time   authorize   the Corporation  to  pay  a  reasonable  commission  to  any  person  in  consideration  of  his  purchasing  or  agreeing  to  purchase  shares  of  the  Corporation,  whether  from  the  Corporation  or  from  any  other  person,  or  procuring  or agreeing to procure purchasers  for any such shares.

Section 7.03 Registration of Transfers:   All transfers of securities of the Corporation  shall be made in accordance with the Act and the Securities  Transfer  Act Subject to the  provisions  of  the  Act  and  the  Securities   Transfer   Act,  no  transfer  of  shares  represented  by  a  security  certificate  (as  defined  in  the  Act) shall  be  registered  in  a securities register except upon presentation of the certificate representing such shares  with an endorsement which complies with the Act and the Securities Transfer Act made  thereon or delivered therewith duly executed by an appropriate person as provided by  the Act and the Securities  Transfer  Act, together with such reasonable assurance that  the endorsement is genuine and effective as the board may from time to time prescribe,  upon  payment  of  all  applicable  taxes  and  any  fees  prescribed  by  the  board,  upon  compliance with such restrictions on transfer as are authorized by the articles and upon   satisfaction of any lien referred to in Section 7.05.

Section 7.04 Transfer  Agents  and  Registrars:    The  board  may  from  time  to  time  appoint  one  or  more  agents  to  maintain,  in  respect  of  each class  of  securities  of  the Corporation issued by it in registered form, a securities register and one or more branch

- B14 -

securities registers.   Such a person may be designated as transfer agent and registrar  according  to  his  functions  and  one  person  may  be  designated  both  registrar  and  transfer agent.  The board may at any time terminate such appointment.

Section 7.05 Lien for Indebtedness:   The Corporation shall have a lien on any share  registered  in  the  name  of  a  shareholder  or  his  legal  representatives  for  a  debt  of  that  shareholder to the Corporation, provided that if the shares of the Corporation are listed  on  a  stock  exchange  ~~recognized  by  the  Ontario  Securities  Commission~~in  or  outside Canada,  the  Corporation  shall  not  have  such  lien.   The  Corporation  may  enforce   any lien  that  it  has  on  shares  registered  in  the  name  of  a  shareholder  indebted  to   the  Corporation  by  the  sale  of  the  shares  thereby  affected  or  by  any  other  action,  suit,  remedy or proceeding authorized or permitted by law and, pending such enforcement,  the  Corporation  may  refuse  to  register  a  transfer  of  the  whole  or  any  part  of  such  shares.

Section 7.06 Non-recognition of Trusts:  Subject to the provisions of the Act and the  Securities Transfer Act, the Corporation may treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person   had  full  legal  capacity  and  authority  to  exercise  all  rights  of  ownership,  irrespective  of  any  indication  to  the  contrary  through  knowledge  or  notice  or  description  in  the  Corporation's records or on the share certificate.

Section 7.07 Share Certificates and Written Evidence of Ownership:   Every holder  of one or more shares of the Corporation that are certificated securities under the Act  shall  be  entitled,  at  his  option,  to  a  share  certificate,  or  to  a  non-transferable  written  acknowledgement of his right to obtain a share certificate, stating the number and class  or series of shares held by him as shown on the securities register.   Share certificates  and acknowledgements of a shareholder's right to a share certificate, respectively, shall  be in such form as the board shall from time to time approve.  Any share certificate shall  be signed in accordance with Section 2.04 and need not be under the corporate seal;  provided  that,  unless  the  board  otherwise  determines,  certificates  representing  shares  in  respect  of  which  a  transfer  agent  and/or  registrar  has  been  appointed  shall  not  be   valid unless countersigned by or on behalf of such transfer agent and/or registrar.   The  signature of one of the signing officers or, in the case of share certificates which are not   valid  unless  countersigned  by  or  on  behalf  of  a  transfer  agent  and/or  registrar,  the  signatures  of  both  signing  officers,  may  be  printed  or  mechanically  reproduced  in  facsimile   upon   share   certificates   and   every   such   facsimile   signature   shall   for   all  purposes  be  deemed  to  be  the  signature  of  the  officer  whose  signature  it  reproduces  and  shall  be  binding  upon  the  Corporation.   A  share  certificate  executed  as  aforesaid  shall be valid notwithstanding that one or both of the officers whose facsimile signature  appears thereon no longer holds office at the date of issue of the certificate.   Holders of  uncertificated securities of the Corporation shall be entitled to receive a written notice or  other documentation as provided by the Act.

Section 7.08 Replacement of Share Certificates:   The  board  or  any  officer  or  agent  designated  by  the  board  may  in  its  or  his  discretion  direct  the  issue  of  a  new  share  certificate in lieu of and upon cancellation of a share certificate that has been mutilated  or  in  substitution  for  a  share  certificate  claimed  to  have  been  lost,  destroyed  or

- B15 -

wrongfully taken on payment of such fee, not exceeding $3.00, and on such terms as to  indemnity,  reimbursement  of  expenses  and  evidence  of  loss  and  of  title  as  the  board  may from time to time prescribe, whether generally or in any particular case.

Section 7.09 Joint  Shareholders:    If  two  or  more  persons  are  registered  as  joint  holders  of  any  share,  the  Corporation  shall  not  be  bound  to  issue  more  than  one  certificate  in  respect  thereof,  and  delivery  of  such  certificate  to  one  of  such  persons  shall be sufficient delivery to all of them.   Any one of such persons may give effectual  receipts for the certificate issued in respect thereof or for any dividend, bonus, return of  capital or other money payable or warrant issuable in respect of such shares.

Section 7.10 Deceased Shareholders:  In the event of the death of a holder, or of one  of  the  joint  holders,  of  any  share,  the  Corporation  shall  not  be  required  to  make  any  entry in the securities register in respect thereof or to make payment of any dividends  thereon except upon production of all such documents as may be required by law and   upon  compliance  with  the  reasonable  requirements  of  the  Corporation and its transfer  agents.

ARTICLE EIGHT

DIVIDENDS AND RIGHTS

Section 8.01 Dividends:  Subject to the provisions of the Act, the board may from time  to  time  declare  dividends  payable  to  the  shareholders  according  to  their  respective  rights and interest in the Corporation.   Dividends may be paid in money or property or  by issuing fully paid shares of the Corporation.

Section 8.02 Dividend  Cheques:    A  dividend  payable  in  cash  shall  be  paid  either   electronically by direct deposit or by cheque drawn on the Corporation's bankers or one  of them to the order of each registered holder of shares of the class or series in respect  of which it has been declared and, if paid by cheque, mailed by prepaid ordinary mail to  such registered holder at his recorded address, unless such holder otherwise directs.  In  the case of joint holders ~~the cheque~~any cheque issued shall, unless such joint holders  otherwise direct, be made payable to the order of all of such joint holders and mailed to  them at their recorded address.   The mailing of such cheque as aforesaid, unless the  same  is  not  paid  on  due  presentation,  shall  satisfy  and  discharge  the  liability  for  the  dividend to the extent of the sum represented thereby plus the amount of any tax which  the Corporation is required to and does withhold.

Section 8.03 Non-receipt  of  Cheques:   In  the  event  of  non-receipt  of  any  dividend  cheque  by  the  person  to  whom  it  is  sent  as  aforesaid,  the  Corporation  shall  issue  to  such  person  a  replacement  cheque  for  a  like  amount  on  such  terms  as  to  indemnity,  reimbursement of expenses and evidence of non-receipt and of title as the board may  from time to time prescribe, whether generally or in any particular case.

Section 8.04 Record Date for Dividends and Rights:  The board may fix in advance a  date, preceding by not more than 50 days the date for the payment of any dividend or  the  date  for  the  issue  of  any  warrant  or  other  evidence  of  the  right  to  subscribe  for   securities  of  the  Corporation,  as  a  record  date  for  the  determination  of  the  persons

- B16 -

entitled  to  receive  payment  of  such  dividend  or  to  exercise  the  right  to  subscribe  for  such securities, and notice of any such record date shall be given not less than seven  days before such record date in the manner provided by the Act.  If no record date is so  fixed, the record date for the determination of the persons entitled to receive payment of  any dividend or to exercise the right to subscribe for securities of the Corporation shall  be at the close of business on the day on which the resolution relating to such dividend  or right to subscribe is passed by the board.

Section 8.05 Unclaimed  Dividends:    Any  dividend  unclaimed  after  a  period  of  six  years  from  the  date  on  which  the  same  has  been  declared  to  be  payable  shall  be  forfeited and shall revert to the Corporation.

ARTICLE NINE

MEETINGS OF SHAREHOLDERS

Section 9.01 Annual Meetings:   The annual meeting of shareholders shall be held at  such time in each year as the board, the Chairman of the Board (if any) or the President  may  from  time  to  time  determine,  in  any  event  no  later  than  the  earlier  of  (i)  six  (6)  months  after  the  end  of  each  of  the  Corporation’s  financial  years,  and  (ii)  fifteen  (15)  months after the Corporation’s last annual meeting of shareholders, for the purpose of considering the financial statements and reports required by the Act to be placed before   the annual meeting, electing directors, appointing an auditor and for the transaction of  such other business as may properly be brought before the meeting.

Section 9.02 Special Meetings:  The board, the Chairman of the Board (if any) or the  President shall have the power to call a special meeting of shareholders at any time.

~~Section 9.03 Place  of  Meetings:    Meetings  of  shareholders  shall  be  held  at  the  registered  office  of  the  Corporation  or  elsewhere  in  the  municipality  in  which  the  registered  office  is  situate  or,  if  the  board  shall  so  determine,  at  some  other  place  in Canada  or,  if  all  the  shareholders  entitled  to  vote  at  the  meeting  so  agree,  at  some  place outside Canada.~~

Section 9.03 Place  of  Meetings:   Subject  to  the  Corporation’s  articles,  a  meeting  of  shareholders of the Corporation shall be held at such place in or outside of Ontario as  the board may determine or, in the absence of such determination, at the place where  the registered office of the Corporation is located.

Section 9.04 Notice  of  Meetings:   Notice  of  the  time  and  place  of  each  meeting  of  shareholders  shall  be  given  in  the  manner  provided  in  Section  12.01  not  less  than  21  days  nor  more  than  50  days  before  the  date  of  the  meeting  to  each  director,  to  the  auditor  and  to  each  shareholder  who  at  the  close  of  business  on  the  record  date  for  notice is entered in the securities register as the holder of one or more shares carrying  the  right  to  vote  at  the  meeting.   Notice  of  a  meeting  of  shareholders  called  for  any  purpose  other  than  consideration  of  the  financial  statements  and  auditor's  report,  election  of  directors  and  reappointment  of  the  incumbent  auditor  shall  state  or  be  accompanied by a statement of the nature of such business in sufficient detail to permit  the  shareholder  to  form  a  reasoned  judgment  thereon  and  the  text  of  any  special  resolution  or  by-law  to  be  submitted  to  the  meeting.    A  shareholder  and  any  other

- B17 -

person entitled to attend a meeting of shareholders may in any manner waive notice of  or otherwise consent to a meeting of shareholders.

Section 9.05 List   of   Shareholders   Entitled   to   Notice:     For   every   meeting   of   shareholders,  the  Corporation  shall  prepare  a  list  of  shareholders  entitled  to  receive  notice of the meeting, arranged in alphabetical order and showing the number of shares  held  by  each  shareholder  entitled  to  vote  at  the  meeting.    If  a  record  date  for  the  meeting  is  fixed  pursuant  to  Section  9.06,  the  list  of  shareholders  ~~listed~~  entitled  to  receive  notice  of  the  meeting shall  be ~~those  registered  at  the  close  of  business  on~~ prepared  not  later  than  ten  (10)  days  after  such  record  date.   If  no  record  date  is  fixed,  the  list  of  shareholders  ~~listed~~  entitled  to  receive  notice  of  the  meeting  shall  be  ~~those  registered  at~~  prepared  as  of the  close  of  business  on  the  day  immediately preceding the day on which notice of the meeting is given, or where no such notice is  given,  on  the  day  on  which  the  meeting  is  held.   The  list  shall  be  available  for  examination by any shareholder during usual business hours at the registered office of  the Corporation or at the place where the central securities register is maintained and at  the meeting of shareholders for which the list was prepared.

Section 9.06Record Date for Notice:  The board may fix in advance a date, preceding  the date of any meeting of shareholders by not more than 5060 days and not less than  21 days (or pursuant to the time limitations as may be prescribed by the Act from time to  time),  as  a  record  date  for  the  determination  of  the  shareholders  entitled  to  receive  notice  of  the  meeting,  provided  that  notice  of  any  such  record date shall be given not  less  than  seven  days  before  such  record  date  by  newspaper  advertisement  in  the  manner provided in the Act and, if any shares of the Corporation are listed for trading on  a  stock  exchange  in  Canada,  by  written  notice  to  each  such  stock  exchange.    If  no  record date is so fixed, the record date for the determination of the shareholders entitled  to receive notice of the meeting shall be at the close of business on the day immediately  preceding the day on which the notice is given or, if no notice is given, the day on which  the meeting is held.

Section 9.07 Meetings  without  Notice:    A  meeting  of  shareholders  may  be  held  without notice at any time and place permitted by the Act

(a)

if  all  the  shareholders  entitled  to  vote  thereat  are  present  in  person  or  represented   by   proxy   waive   notice   of   or   otherwise   consent   to   such  meeting being held, and

(b)

if the auditor and the directors are present or waive notice of or otherwise  consent to such meeting being held, so long as such shareholders, auditor  and   directors   present   are   not   attending   for   the   express   purpose   of  objecting  to  the  transaction  of  any  business  on  the  grounds  that  the  meeting  is  not  lawfully  called.   At  such  a  meeting  any  business  may  be  transacted  which  the  Corporation  at  a  meeting  of  shareholders  may  transact.   If the meeting is held at a place outside Canada, shareholders  not  present  or  represented  by  proxy,  but  who  have  waived  notice  of  or  otherwise  consented  to  such  meeting,  shall  also  be  deemed  to  have  consented to the meeting being held at such place.

- B18 -

Section 9.08 Chairman, Secretary and Scrutineers:   The Chairman  of  the  Board  or  any other director or officer of the Corporation, as determined by the board, may act as  chairman  of  any  meeting  of  shareholders  ~~shall  be  the  first  mentioned  of  such  of  the  following  officers  as  have  been  appointed  and  who  is  present  at  the  meeting:    the  President or a Vice-President who is a director and a shareholder~~.  If no such director or officer  is  present  within  15  minutes  from  the  time  fixed  for  holding  the  meeting,  the  persons present and entitled to vote shall choose one of their number to be chairman.  If  the  Secretary  or  Assistant  Secretary  of  the  Corporation  is  absent,  the  chairman  shall  appoint  some  person,  who  need  not  be  a  shareholder,  to  act  as  secretary  of  the  meeting.   If  desired,  one  or  more  scrutineers, who need not be shareholders, may be  appointed by a resolution or by the chairman with the consent of the meeting.

Section 9.09 Persons Entitled to be Present:  The only persons entitled to be present  at a meeting of shareholders shall be those entitled to vote thereat, the directors and the  auditor of the Corporation and others who, although not entitled to vote are entitled or  required under any provision of the Act or the articles or the by-laws to be present at the  meeting.   Any  other  person  may  be  admitted  only  on  the  invitation  of the chairman of  the meeting or with the consent of the meeting.

Section 9.10 Quorum:   A  quorum  for  the  transaction  of  business  at  any  meeting  of  shareholders shall be 2 persons present in person, each being a shareholder entitled to  vote  thereat  or  a  duly  appointed  proxy  or  proxyholder  for  an  absent  shareholder  so  entitled, holding or representing in the aggregate not less than 10% of the issued shares  of the Corporation enjoying voting rights at such meeting.

Section 9.11 Right  to  Vote:    ~~Subject  to  the  provisions  of  the  Act  as  to  authorized representatives of any other body corporate or association,~~ The persons entitled to vote at any meeting of shareholders ~~for which the Corporation has prepared the list referred to in Section 9.05, every person who is named in such list~~ shall be the persons entitled to vote  ~~the shares shown opposite his name except to the extent that such person has transferred  any  of  his  shares  after  the  record  date  determined~~ in  accordance  with  ~~Section   9.06   and~~ the   ~~transferee,   having   produced   properly   endorsed   certificates  evidencing such shares or having otherwise established that he owns such shares, has  demanded not later than 10 days before the meeting that his name be included in such  list.   In any such case the transferee shall be entitled to vote the transferred shares at  the  meeting.     At  any  meeting  of  shareholders  for  which  the  Corporation  has  not  prepared the list referred to in Section 9.05, every person shall be entitled to vote at the  meeting who at the  time is entered in the securities register as the holder of one or more shares carrying the  right to vote at such meeting~~Act.

Section 9.12 Proxies:  Every shareholder entitled to vote at a meeting of shareholders  may  appoint  a  proxyholder,  or  one  or  more  alternate  proxyholders,  who  need  not  be  shareholders,  to  attend  and  act  at  the  meeting  in  the  manner  and  to  the  extent  authorized  and  with  the  authority  conferred  by  the  proxy.   A  proxy  shall  be  in  writing  executed  by  the  shareholder  or  his  attorney  authorized  in  writing  (or  by  electronic  signature) and shall conform with the requirements of the Act.

- B19 -

Section 9.13 Time for Deposit of Proxies:   The board may by resolution specify in a  notice calling a meeting of shareholders a time, preceding the time of such meeting or  an  adjournment  thereof  by  not  more  than  48  hours  exclusive  of  any  part  of  a  non-  business day, before which time proxies to be used at such meeting must be deposited.  A  proxy  shall  be  acted  upon  only  if,  prior  to  the  time  so  specified,  it  shall  have  been  deposited with the Corporation or an agent thereof specified in such notice or, if no such  time  is  specified  in  such  notice,  only  if  it  has  been  received  by  the  Secretary  of  the

Corporation or by the chairman of the meeting or any adjournment thereof prior to the  time of voting.

Section 9.14 Joint Shareholders:  If two or more persons hold shares jointly, any one  of them present in person or represented by proxy at a meeting of shareholders may, in  the absence of the other or others, vote the shares; but if two or more of those persons  are  present  in  person  or  represented  by  proxy  and  vote,  they  shall  vote  as  one  the  shares jointly held by them.

Section 9.15 Votes to Govern:   At any meeting of shareholders every question shall,  unless  otherwise  required  by  the  articles  or  by-laws  or  by  law,  be  determined  by  a  majority of the votes cast on the question.  In case of an equality of votes either upon a  show  of  hands  or  upon  a  poll,  the  chairman  of  the  meeting  shall  not  be  entitled  to  a  second or casting vote.

Section 9.16 Show of Hands:   Subject to the provisions of the Act, any question at a  meeting of shareholders shall be decided by a show of hands unless a ballot thereon is  required  or  demanded  as  hereinafter  provided.   Upon  a  show  of  hands  every  person  who is present and entitled to vote shall have one vote.   Whenever a vote by show of  hands shall have been taken upon a question, unless a ballot thereon is so required or   demanded,  a  declaration  by  the  chairman  of  the  meeting  that  the  vote  upon  the  question has been carried or carried by a particular majority or not carried and an entry  to that effect in the minutes of the meeting shall be ~~prima facie~~sufficient evidence of the  fact  without  proof  of  the  number  or  proportion  of  the  votes  recorded  in  favour  of  or  against any resolution or other proceeding in respect of the said question, and the result  of the vote so taken shall be the decision of the shareholders upon the said question.

Section 9.17 Ballots:    On  any  question  proposed  for  consideration  at  a  meeting  of  shareholders, and whether or not a vote by show of hands has been taken thereon, any  shareholder  or  proxyholder  entitled  to  vote  at  the  meeting  may  require  or  demand  a  ballot.  A ballot so required or demanded shall be taken in such manner as the chairman  shall direct.  A requirement or demand for a ballot may be withdrawn at any time prior to  the  taking  of  the  ballot.   If  a  ballot  is  taken  each  person  present  shall  be  entitled,  in  respect of the shares which he is entitled to vote at the meeting upon the question, to  that number of votes provided by the Act or the articles, and the result of the ballot so  taken shall be the decision of the shareholders upon the said question.

Section 9.18 Adjournment:  The chairman at the meeting of shareholders may with the  consent  of  the  meeting  and  subject  to  such  conditions  as  the  meeting may decide, or  where  otherwise  permitted  under  the  provisions  of  the  Act,  adjourn  the  meeting  from  time to time and from place to place.  If a meeting of shareholders is adjourned for less

- B20 -

than  30  days,  it  shall  not  be  necessary  to  give notice of the adjourned meeting, other   than  by  announcement  at  the  earliest  meeting  that  is  adjourned.    If  a  meeting  of  shareholders is adjourned by one or more adjournments for an aggregate of 30 days or  more, notice of the adjourned meeting shall be given as for an original meeting.

Section 9.19 Resolution   in   Writing:     A   resolution   in   writing   signed   by   all   the  shareholders entitled to vote on that resolution at a meeting of shareholders is as valid  as  if  it  had  been  passed  at  a  meeting  of  the  shareholders  unless  a  written  statement  with  respect  to  the  subject  matter  of  the  resolution  is  submitted  by  a  director  or  the  auditor in accordance with the Act.

ARTICLE TEN

INFORMATION AVAILABLE TO SHAREHOLDERS

Section  10.01  Information  Available  to  Shareholders:   Except  as  provided  by  the  Act,  no  shareholder  shall  be  entitled  to  discovery  of  any  information  respecting  any  details or conduct of the Corporation's business which in the opinion of the directors it  would be inexpedient in the interests of the Corporation to communicate to the public.

Section 10.02 Directors' Determination:  The directors may from time to time, subject  to  the  rights  conferred  by  the  Act,  determine  whether  and  to  what  extent  and  at  what  time  and  place  and  under  what  conditions  or  regulations  the  documents,  books  and  registers and accounting records of the Corporation or any of them shall be open to the  inspection  of  shareholders  and  no  shareholder  shall  have  any  right  to  inspect  any  document  or  book  or  register  or  accounting  record  of  the  Corporation  except  as  conferred by statute or authorized by the board or by a resolution of the shareholders in  general meeting.

ARTICLE ELEVEN

DIVISIONS AND DEPARTMENTS

Section 11.01 Creation and Consolidation of Divisions:   The board may cause the  business  and  operations  of  the  Corporation  or  any  part  thereof  to  be  divided  or  to  be  segregated  into  one  or  more  ~~divisions~~subsidiaries,  partnerships  or  other  legal  entities  upon   such   basis,   including   without   limitation,   character   or   type   of    operation,  geographical  territory,  product  manufactured  or  service  rendered,  as  the  board  may  consider  appropriate  in  each  case.    The  board  may  also  cause  the  business  and  operations of any such ~~division~~subsidiary, partnership or other legal entity to be further  divided into sub~~-units~~sidiaries, partnerships or other legal entities and the business and  operations ~~or~~of any such ~~divisions or sub-units~~subsidiaries, partnerships or other legal entities to  be  consolidated  upon  such  basis  as  the  board  may  consider  appropriate  in  each case.

Section 11.02 Name of Division:   Any division or its sub-units may be designated by  such name as the board may from time to time determine and may transact business  under  such  name,  provided  that  the  Corporation  shall  set  out  its  name  in  legible  characters  in  all  contracts,  invoices,  negotiable  instruments  and  orders  for  goods  or  services issued or made by or on behalf of the Corporation.

- B21 -

Section 11.03 Officers of Division:   From time to time the board or, if authorized by  the  board,  the  President  and/or  Chief  Executive  Officer,  may  appoint  one  or  more  officers  for  any  division,  prescribe  their  powers  and  duties  and  settle  their  terms  of  employment and remuneration.   The board or, if authorized by the board, the President  and/or Chief  Executive  Officer,  may  remove  at  its  or  his  pleasure  any  officer  so appointed,  without  prejudice  to  such  officer's  rights  under  any  employment  contract. Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.

ARTICLE TWELVE

NOTICES

Section  12.01  Method  of  Giving  Notices:    Any  notice  (which  term  includes  any  communication  or  document)  to  be  given  (which  term  includes  sent,  delivered  or  served)  pursuant  to  the  Act,  the  regulations  thereunder,  the  articles,  the  by-laws  or  otherwise  to  a  shareholder,  director,  officer,  auditor  or  member  of  a  committee  of  the  board shall be sufficiently given if delivered personally to the person to whom it is to be  given or if delivered to his recorded address or if mailed to him at his recorded address  by  prepaid  mail  or  if  sent  to  him  at  his  recorded  address  by  any  means  of  prepaid  transmitted or recorded communication.  A notice so delivered shall be deemed to have  been  given  when  it  is  delivered  personally  or  to  the  recorded  address  as  aforesaid;  a  notice so mailed shall be deemed to have been given when deposited in a post office or  public  letter  box  and  shall  be  deemed  to  have  been  received  on  the  fifth  day  after  so  depositing;   and   a   notice   so   sent   by   any   means   of   transmitted   or   recorded  communication  shall  be  deemed  to  have  been  given  when  dispatched  or  delivered  to  the  appropriate  communication  company  or  agency  or  its  representative  for  dispatch.  The Secretary or Assistant Secretary may change or cause to be changed the  recorded  address of any shareholder, director, officer, auditor or member of a committee of the  board in accordance with any information believed by him to be reliable.

Section 12.02 Signature to Notices:   The  signature  of  any  director  or  officer  of  the  Corporation to any notice or document to be given by the Corporation may be written,  stamped, typewritten or printed or partly written, stamped, typewritten or printed.

Section 12.03 Proof of Service:  A certificate of the Chairman of the Board (if any), the  President,   an   Executive   Vice-President,   a   Vice-President,   the   Secretary   ~~or,~~   the Assistant Secretary, the Treasurer or the Assistant Treasurer or of any other officer of the Corporation in office at the time of the making of the certificate or of a transfer officer  of any transfer agent or branch transfer agent of shares of any class of the Corporation  as to the facts in relation to the mailing or delivery of any notice or other document to  any  shareholder,  director,  officer  or  auditor  or  publication  of  any  notice  or  other  document   shall   be   conclusive   evidence   thereof   and   shall   be   binding   on   every  shareholder, director, officer or auditor of the Corporation as the case may be.

Section  12.04  Notice  to  Joint  Shareholders:    All  notices  with  respect  to  shares  registered  in  more  than  one  name  shall,  if  more  than  one  address  appears  on  the   records of the Corporation in respect of such joint holdings, be given to all of such joint

- B22 -

shareholders  at  the  first  address  so  appearing,  and  notice  so  given  shall  be  sufficient  notice to the holders of such shares.

Section  12.05  Computation  of  Time:   In  computing  the  date  when  notice  must  be  given under any provision requiring a specified number of days notice of any meeting or  other event both the date of giving the notice and the date of the meeting or other event  shall be excluded.

Section 12.06 Undelivered Notices:  If any notice given to a shareholder pursuant to  Section 12.01 is returned on three consecutive occasions because he cannot be found,  the  Corporation  shall  not  be  required  to  give  any  further  notices  to  such  shareholder  until he informs the Corporation in writing of his new address.

Section 12.07 Omissions and Errors:   The accidental omission to give any notice to  any shareholder, director, officer, auditor or member of a committee of the board or the  non-receipt of any notice by any such person or any error in any notice not affecting the  substance thereof shall not invalidate any action taken at any meeting held pursuant to  such notice or otherwise found thereon.

Section 12.08 Deceased Shareholders:   Any  notice  or  other  document  delivered  or  sent  by  post  or  left  at  the  address  of  any  shareholder  as  the  same  appears  in  the  records   of   the   Corporation   shall,   notwithstanding   that   such   shareholder   be   then  deceased, and whether or not the Corporation has notice of his decease, be deemed to  have been duly served in respect of the shares held by such shareholder (whether held  solely or with any person or persons) until some other person be entered in his stead in  the  records  of  the  Corporation  as  the  holder  or  one  of  the  holders  thereof  and  such   service shall for all purposes be deemed a sufficient service of such notice or document  on his heirs, executors or administrators and on all persons, if any, interested with him  in such shares.

Section 12.09 Persons Entitled by Death or Operation of Law:   Every person who,  by  operation  of  law,  transfer,  death  of  a  shareholder  or  any  other  means  whatsoever,  shall  become  entitled  to  any  share,  shall  be  bound  by  every  notice  in  respect  of  such  share  which  shall  have  been  duly  given  to  the  shareholder  from  whom  he  derives  his  title to such share prior to his name and address being entered on the securities register

(whether such notice was given before or after the happening of the event upon which  he  became  so  entitled)  and  prior  to  his  furnishing  to  the  Corporation  the  proof  of  authority or evidence of his entitlement prescribed by the Act.

- B23 –

Section 12.10 Waiver of Notice:  Any shareholder (or his duly appointed proxyholder),  director, officer, auditor or member of a committee of the board may at any time waive  any notice, or waive or abridge the time for any notice, required to be given to him under  any   provision  of  the  Act,  the  regulations  thereunder,  the  articles,  the  by-laws  or  otherwise and such waiver or abridgement, whether given before or after the meeting or  other event of which notice is required to be given shall cure any default in the giving or  in the time of such notice, as the case may be.   Any such waiver or abridgement shall  be in  writing except a waiver of notice of a meeting of shareholders or of the board or of  a committee of the board which may be given in any manner.

- B24 -

ARTICLE THIRTEEN

EFFECTIVE DATE

Section 13.01 Effective Date:  This by-law shall come into force upon being passed by  the board.

ARTICLE FOURTEEN
REPEAL

Section  14.01  Repeal:   Upon  this  by-law  coming  into  force,  by-law  number  1  of  the  Corporation  shall  be  repealed  provided  that  such  repeal  shall  not  affect  the  previous  operation of such by-law number 1 so repealed or affect the validity of any act done or  right,  privilege,  obligation,  acquired  or  incurred,  or  the  validity  of  any  contract  or  agreement made pursuant to such by-law number 1 prior to its repeal.  All resolutions of  the  shareholders  and  of  the  board  with  continuing  effect  passed  under  such  repealed  by-law  number  1  shall  continue  to  be  good  and  valid  except  to  the  extent  that  such  resolutions are inconsistent with this by-law.

ENACTED this ~~10th~~14th day of ~~November, 2004~~March, 2008.

WITNESS the seal of the Corporation.

~~Chief Financial Officer~~ President – Peter D. Barnes ~~Stein~~ Michael Johnson	Secretary - ~~Paul M.~~